    As filed with the Securities and Exchange Commission on November 8, 2001

                                                       Registration No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             URANIUM RESOURCES, INC.
                 (Name of small business issuer in its charter)
                                -----------------

          Delaware                          1094                75-2212772
  (State or jurisdiction of     (Primary Standard Industrial   (IRS Employer
incorporation or organization)    Classification Code No.)   Identification No.)

           650 South Edmonds, Suite 108, Lewisville, TX, 972-219-3330
  -----------------------------------------------------------------------------
          (Address and telephone number of principal executive office)

           650 South Edmonds, Suite 108, Lewisville, TX, 972-219-3330
 ------------------------------------------------------------------------------
               (Address and telephone number of principal place of business or intended principal place of business)

                                THOMAS H. EHRLICH
                          650 South Edmonds, Suite 108
                                 Lewisville, TX
                                  972-219-3330
        -----------------------------------------------------------------
            Name, Address and Telephone Number of Agent for Service)

                                   Copies to:
                               ALFRED C. CHIDESTER
                              Baker & Hostetler LLP
                          303 E. 17th Avenue Suite 1100
                             Denver, Colorado 80203
                             Phone No.: 303-764-4091
                              Fax No.: 303-861-2307

                               -------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462
(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462
(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

         If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. / /

                         CALCULATION OF REGISTRATION FEE

------------------- -------------------- ---------------------------- -------------------- -----------------
  Title of Each      Dollar Amount to     Proposed Maximum Offering    Proposed Maximum       Amount of
     Class of          be Registered         Price Per Unit (2)       Aggregate Offering   Registration Fee
 Securities to be                                                          Price (2)
  Registered (1)
------------------- -------------------- ---------------------------- -------------------- -----------------
Common Stock,  par
value  $0.001  per
share                   $5,202,581                  0.12                   5,202,581          $1,300.65
------------------- -------------------- ---------------------------- -------------------- -----------------

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, there are included in this registration such additional number of shares of common stock that may be issuable to prevent dilution resulting from stock splits, stock dividends and conversion price or exercise price adjustments.

(2) The proposed maximum offering price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended. The price per common share is based on the average bid and asked price of the common stock on the Over the Counter Bulletin Board maintained by the National Association of Securities Dealers on November 6, 2001.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay it effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                43,354,839 Shares

                             Uranium Resources, Inc.

                                  Common Stock

                                  ------------

         By using this prospectus, selling security holders who are identified in this prospectus may offer and sell an indeterminate number of shares of common stock of Uranium Resources, Inc. The offering price for the common stock will be negotiated or will be the prevailing market price as quoted on the Over the Counter Bulletin Board. Uranium Resources will not receive any of the proceeds from sales of the shares.

         Uranium Resources' common stock is quoted on the Over the Counter Bulletin Board under the symbol URIX. On ______________, 2001, the last reported sales price of Uranium Resources common stock was $______________ per share.

         Before you make your investment decision, please read carefully the risk factors section beginning on page ___, where specific risks associated with these securities are described.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is _______, 2001

                                TABLE OF CONTENTS

================================================================================
                                                                            Page

Prospectus Summary                                                             1
Risk Factors                                                                   2
Cautionary Statement For The Purposes Of The "Safe Harbor" Provisions
 Of The Private Securities Litigation Reform Act Of 1995                       4
Use Of Proceeds                                                                5
Price Range Of Common Stock                                                    5
Management's Discussion And Analysis Or Plan Of Operation                      6
Change In Accountants                                                          9
Overview Of The Uranium Industry                                              10
Our Business                                                                  11
Properties                                                                    15
Legal Proceedings                                                             18
Management                                                                    19
Security Ownership Of Certain Beneficial Owners And Management                27
Certain Relationships And Related Transactions                                29
Description Of Capital Stock                                                  29
Selling Stockholders                                                          30
Plan Of Distribution                                                          33
Experts                                                                       34
Validity Of The Securities                                                    34
Where You Can Find Additional Information                                     34
Index To Consolidated Financial Statements                                   F-1

================================================================================

                                ----------------

         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

================================================================================

                               PROSPECTUS SUMMARY

         This summary of selected information from this prospectus does not contain all information that may be important to you. This prospectus includes specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus in its entirety before making an investment decision. See "Glossary of Uranium Industry Terms" on page __ of this prospectus for some definitions.


                                  The Offering

Common stock offered                      43,354,839 shares

Common stock to be outstanding
  after this offering                     48,992,278 shares, excluding options

Over the Counter Bulletin Board Symbol    URIX


                                   Our Company

         We were formed in 1977 to mine uranium in the United States using the in situ leach mining process, a process for which we are recognized as a technical leader. This process involves the use of groundwater, supplemented with oxidizing agents, to dissolve the uranium contained in the ore. We pump the resulting solution to the surface where we extract the uranium, dry it and ship it to conversion facilities for sale to our customers. The in situ leach process is generally a lower cost and more environmentally benign method than conventional mining techniques.

         We stopped producing uranium in July 1999 because we were unable to sell uranium at a profit. Since ___ the published price for uranium has ranged from $___ per pound to $__ per pound. As of September __, 2001 the spot price was $_____. We must be able to sell uranium for at least $12 per pound to achieve a profit.

         From 1988 to July 1999 we produced about 3.5 million pounds from our Kingsville Dome mine and about 2.6 million pounds from our Rosita mine, both located in South Texas. The Kingsville Dome property possesses additional minable uranium. The Rosita property is almost depleted, although we may still produce some minor amounts of uranium from this property. We have other properties in South Texas and New Mexico that we have never mined.

         We continue to have some operations, consisting primarily of reclamation and restoration activities. As of September 30, 2001 we had 19 employees.

         We currently have enough cash to remain in operations until mid to late 2002. This assumes a renewal through 2002 of our Restoration Agreement giving us access to certain cash collateral. See "OUR BUSINESS - Reclamation and Restoration Costs and Bonding Requirements." If the market price for uranium does not increase to a profitable level by that time, we will be forced to cease all activity unless we can raise additional capital.


                                  Our Strategy

         We are recognized as one of the technical leaders of in-situ mining of uranium, and we have one of the largest, if not the largest, uranium resource base in the United States. We are making every effort to survive the depressed market for uranium until the price of uranium makes it profitable to mine. Using our production base in South Texas, and moving on to New Mexico, it is our strategic objective to become, again, one of the principal uranium producers in the United States.

================================================================================

                                  RISK FACTORS

         Investing in our common stock will provide you with an equity ownership in Uranium Resources, Inc. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.


At current prices we are unable to produce uranium at a profit. We have had operating losses in each of 1998, 1999 and 2000 and no revenues or operating income in 2001.

         We incurred losses of $3.2 million in 2000, $39.9 million in 1999 and $19.0 million in 1998. Because of depressed uranium prices, we shut-in and placed on stand-by our two South Texas facilities in the first quarter of 1999. We cannot produce uranium at a profit until we can sell uranium for at least $12 per pound. The spot price of uranium was $__ per pound on __________, 2001.


We are able to continue in business only because of equity infusions from private investors and access to collateral securing our reclamation bonds.

         In August 2000 and April 2001 we raised $2.835 cash by selling our common stock. In October 2000 we finalized the Restoration Agreement with Texas regulatory authorities and our bonding company that provided us access during 2001 to $2.2 million of cash pledged to secure restoration bonds. See "OUR BUSINESS - Reclamation and Restoration Costs and Bonding Requirements" for a discussion of the Restoration Agreement. We need to extend that agreement for 2002. If we can extend that agreement, we believe that we have the cash to remain in business until mid to late 2002. Additional funds will be required in order for us to continue in business after that date. We cannot guarantee that we will be able to extend the agreement beyond 2001 or that any extension will contain the same terms and conditions as the current agreement.

         Even if the price of uranium increases and the demand for new production increases, there can be no assurance that we can survive long enough to participate in these changes or that we will have access to the capital necessary to bring new production on line.


If we are unable to renew our agreement with Texas, we will have to file for bankruptcy protection.

         We need access to the remaining pledged cash in order to fund our restoration costs in 2002. If we do not have access to those funds we will need to file for bankruptcy protection.


We must have access to about $3 million in order to commence mining our Vasquez property.

         We will need about $3 million in order to construct the plant, drill injection and production wells and establish the necessary cash collateral for a bond at our Vasquez property. We will need to raise these funds from sources not yet identified. If we cannot raise these funds we will be unable to produce uranium even if the price increases to a level that we can produce and sell uranium at a profit.


More stringent federal and state regulations could adversely affect our business.

         We have expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and we anticipate that we will be required to continue to do so in the future. Although we believe our properties comply in all material respects with all relevant permits, licenses and regulations pertaining to worker health and safety as well as those pertaining to the environment, the historical trend toward stricter environmental regulation may continue. If we are unable to obtain or maintain permits or water rights for development of our properties or otherwise fail to adequately manage future environmental issues, our operations could be materially and adversely affected.

The volatility of uranium prices makes our business uncertain.

         Uranium prices have been very volatile. The price of uranium is affected by numerous factors beyond our control, including the demand for nuclear power, political and economic conditions, and legislation and production and costs of production of our competitors. Imports of uranium, including imports of uranium from the former Soviet Union, have resulted in significant downward pressure on uranium prices.


We have no contracts to supply uranium to any person.

         Long-term contracts have been our primary source of revenue. During 1999 and 2000 we exhausted our contract portfolio. We do not have any remaining scheduled uranium deliveries under contract for 2001 or beyond. We must secure profitable uranium sales contracts to secure the financing to resume production at our properties.


The only market for uranium is nuclear power plants, and there are only a few customers.

         Our primary source of revenue is from sale of uranium to United States electric utilities that operate nuclear power plants. A significant portion of our contracted sales of uranium has been from a small number of customers. This trend is expected to continue.


There is significant competition from alternative energy sources

         Nuclear energy competes with oil and gas, coal and hydro-electricity. Lower prices of oil, gas, coal and hydro-electricity and the possibility of developing other low cost sources for energy, have made and could continue to make nuclear power a less attractive fuel to generate electricity, thus resulting in lower demand for uranium. Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of nuclear technology as a means of generating electricity.


Public acceptance of nuclear energy is uncertain.

         Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and increase the regulation of the nuclear power industry.


Because we have limited capital, inherent mining risks pose a significant threat to us.

         The business of uranium mining is subject to a number of risks and hazards, including environmental hazards, industrial accidents, flooding, interruptions due to weather conditions and other acts of nature. Such risks could result in damage to or destruction of our wellfield infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing monetary losses and possible legal liability. Because we are small with limited capital, we are unable to withstand significant losses of this type.


Our inability to obtain insurance would threaten our ability to continue in business.

         We maintain liability, property damage and other insurance consistent with industry practice. We cannot assure you that such insurance will continue to be available at acceptable premiums or be adequate to cover any resulting liability.


Our inability to obtain bonding would threaten our ability to continue in business.

         We estimate that our restoration, decommissioning, decontamination and reclamation costs were about $4.4 million at December 31, 2000. To secure this obligation, we have posted surety bonds totaling approximately $5.6 million at December 31, 2000, of which $2.8 million was collateralized by cash on that date. We anticipate that our future surety requirements will increase significantly when future development and production occurs at our sites in Texas and New Mexico. The amount of the surety for each producing property is subject to annual review and revision by regulators. There can be no assurance that we will be able to meet these future surety obligations.


We need to replace production with new reserves.

         Our future uranium production, cash flow and income are dependent upon our ability to mine our current resources and acquire and develop additional reserves. Reserves at our producing sites were depleted in 1999, although there is the potential for developing additional wellfields at Kingsville Dome. There can be no assurance that our properties will be placed into production or that we will be able to continue to find and develop or acquire additional reserves.


We compete with many companies that are better capitalized than we are.

         There is global competition for uranium properties, capital, customers and the employment and retention or qualified personnel. In the production and marketing of uranium there are about 15 major producing entities, some of which are government controlled and all of which are significantly larger and better capitalized than we are. We also compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of United States and Russian nuclear weapons and imports to the United States of uranium from the former Soviet Union. The amount of uranium produced by competitors or imported into the United States has a material impact on uranium prices.


           CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         We are including the following cautionary statement to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statement made by us or on our behalf. The Risk Factors identified in this prospectus are important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Where any such forward-looking statement includes a statement of assumptions or bases for the statement, we believe that the assumptions or bases are reasonable, and we make them in good faith. You should recognize, however, that assumed facts or bases almost always vary from actual results, and the variances can be material. If we express an expectation or belief as to the future results, we do so in good faith and believe it to have a reasonable basis. There can be no guarantee, however, that the expectation or belief will result, or be achieved or accomplished.

                                 USE OF PROCEEDS

         We will receive no proceeds form the sale of shares in this Offering. All proceeds will be paid to the selling stockholders.


                           PRICE RANGE OF COMMON STOCK

         Before March 24, 1999 our Common Stock was traded on NASDAQ National Market under the trading symbol URIX. On March 23, 1999, our common stock was delisted from the NASDAQ National Market. From March 24, 1999 through November 13, 2000 our stock was quoted on the Over the Counter Bulletin Board. On November 14, 2000 we became ineligible for trading on the OTCBB and began trading on the Pink Sheets. Commencing August 22, 2001 we again were quoted on the OTCBB.

         The following table sets forth the high and low sales prices for the Common Stock as reported on the applicable markets for the periods indicated:


                                            Common Stock
                                        ---------------------
Fiscal Quarter Ending                   High              Low
---------------------                   ----              ---

September 30, 2001                     $0.22             $0.15
June 30, 2001                           0.26             0.075
March 31, 2001                          0.30             0.035
December 31, 2000                       1/8              2/64
September 30, 2000                      9/64             5/64
June 30, 2000                           3/16             3/32
March 31, 2000                         14/32             7/64
December 31, 1999                      13/64             7/64
September 30, 1999                      9/32             5/32
June 30, 1999                          27/64             5/32
March 31, 1999                          1/2              1/8


         The high and low closing prices for the common stock for the period January 1, 2001 to September 30, 2001, was $0.30 and $0.035 respectively.

         As of September 30, 2001, we had 48,992,278 shares of Common Stock outstanding. On that date there were 165 holders of record and about 4,500 beneficial owners.

         We have never paid any cash or other dividends on our Common Stock, and we do not anticipate paying dividends for the foreseeable future.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Impact of Uranium Price Declines

         Excess uranium inventory has had a detrimental effect on uranium prices. This is expected to continue for the next several years. The market price of uranium is currently below our cost to produce uranium and is anticipated to remain so through at least 2001.

         In the first quarter of 1999 we shut-in and placed on stand-by both of our producing properties. Nominal production from these sites continued through July 1999 until their incremental production costs exceeded the cost of purchasing uranium in the open market.

         To remain solvent, in 1999 and the first quarter of 2000 we monetized all of our remaining uranium sales contracts. Consequently, since the first quarter of 2000 we have had no source of revenue.


Capital Resources and Liquidity

         In February 2000, we converted $6 million of debt and accrued interest of $334,438 into 2,111,478 shares of our Common Stock. This conversion eliminated all obligations under the note.

         In October 2000 we signed the Restoration Agreement that provided us access to $2.2 million in cash during 2001 to perform restoration at our Kingsville Dome and Rosita mine sites in South Texas. The entire $2.2 million has been released to us as of September 30, 2001. See "OUR BUSINESS - Reclamation and Restoration Costs and Bonding Requirements" for a discussion of the Restoration Agreement.

         If we are able to continue funding our restoration expenses during 2002 through an extension of the Restoration Agreement, we estimate that we will have the funds to remain operating until mid to late 2002. Additional funds will be required for us to continue operating after that date. We cannot guarantee that we will be able to extend the agreement or that any extension will contain the same terms and conditions as the current agreement.

         We will require additional capital resources to fund the development of our undeveloped properties. There is no assurance we will be successful in raising such capital or that uranium prices will recover to levels which would enable us to operate profitably.

         In July 1999, we extended our revolving credit facility through July 2000. At March 31, 2000, we had monetized all of our uranium sales contracts and sold all our uranium inventories. Without these underlying assets, we were unable to draw on the credit facility and terminated the credit facility effective April 30, 2000.

         In August 2000 and April 2001 we completed two private placements raising an aggregate of $2,835,000 through the issuance of 33,562,500 shares of common stock and warrants expiring in August 2005 to purchase an additional 5,625,000 shares of Common Stock. As adjusted for the April offering, the exercise price of the warrants is $0.14 per share. The funds will be used to fund our non-restoration overhead costs.

         The shares issued in the private placements represented approximately 69% of our outstanding Common Stock. The completion of the private placement resulted in a significant dilution of our current stockholders' equity.

         At December 31, 2000, our cash and cash equivalents were $213,000 compared to $494,000 at year end 1999. We had a negative operating cash flow of $1,220,000 for the year ended December 31, 2000, compared to $470,000 in 1999. Our net working capital at December 31, 2000 was ($161,000) compared to $586,000 at December 31, 1999. Because of the equity infusion referred to above, at June 30, 2001 our cash and cash equivalents were $1,352,000.

Comparison of Results of Operations

         Six Months ended June 30, 2001 Compared to June 30, 2000. In the first quarter of 2000 we had revenues of $937,102 that resulted from the sale of 13,000 pounds of produced uranium and 85,000 pounds of uranium that we purchased at $9.41 per pound. We have neither purchased nor sold any uranium since then and we have no sales scheduled and no inventory of uranium.

         Our cost of uranium sales in first six months of 2001 was $242,000 and was significantly lower than the same period in 2000 which totaled $1,876,602. The largest single cost reduction came from the lack of uranium sales in the current year and the corresponding decrease in the cost of purchased uranium. Purchased uranium costs in the first quarter of 2000 totaled $799,850 and were zero in the same period of 2001. The cost of the produced uranium sold in 2000 totaled $112,900 and was made up of operating expenses of $42,111 depreciation and depletion cost of $58,782 and restoration charges of $12,007.

         The other most significant cost reduction in the first six months of 2001 compared to 2000 was the change in the Company's activities from a stand-by mode to full scale restoration in the third quarter of 2000. With the Restoration Agreement reached covering the 18 month period beginning July 1, 2000, virtually all activities occurring after that date in South Texas were directly related to the restoration process. As a result such costs incurred after July 1, 2000 were recorded as a reduction of our restoration liability rather than an ongoing operations cost. Costs prior to that date were determined to be holding costs from the uranium facilities being held on stand-by. Stand-by costs recorded in the first six months of 2000 totaled $599,355 compared to $42,771 for the same period in 2001.

         General and administrative expenses decreased to $627,000 in the six months of 2001 from $826,000 in the six months of 2000, reflecting the continued focus on reducing costs.

         Years Ended December 31, 2000 Compared to 1999. Revenue from uranium sales in 2000 decreased by $6,318,000 compared to 1999. We sold only 98,000 pounds in 2000 (of which 85,000 were purchased pounds and 13,000 were produced pounds) compared to 570,000 pounds in 1999 (of which 414,000 were purchased pounds and 156,000 were produced pounds). The average cost of uranium purchases made in 2000 was $9.41 per pound compared to $10.35 in 1999.

         Operating expenses decreased to $734,000 in 2000 from $2,913,000 in 1999. This reflects the termination of production in July 1999. Operating expenses include standby costs for the Kingsville Dome and Rosita facilities when are not in production and a lower of cost or market adjustment for our uranium inventory. For 2000 and 1999 standby costs were $827,000 and $1,383,000, respectively. A lower of cost or market adjustment for inventory of $423,000 was also recorded in 1999.

          We accrue $0.95 for reclamation for each pound of produced uranium that is sold. The accrual of $12,000 in 2000 resulted from the sale of the Company's remaining produced inventory. The accrual in 1999 of $235,000 consists of $147,000 for production sold and $88,000 of unaccrued costs related to a previous production site.

         Depreciation and depletion includes an amount for each pound produced and an amount based on straight line depreciation. The amount in 2000 was $194,000 and consisted primarily of straight line depreciation while on stand-by. In 1999 the amount was $935,000, consisted of $653,000 for produced uranium sold and $282,000 for straight line depreciation while on stand-by.

         Royalties declined to $17,000 in 2000 from $146.000 in 1999 as a result of lower production and corresponding reduction in sales.

         Corporate general and administrative expenses declined to $1,359,000 in 2000 from $2,036,000 in 1999 as a result of lower salaries, reduced staff and other cost reductions.

         Interest and other income was $365,000 in 2000 and resulted primarily from a gain on the sale of property in South Texas ($112,000) and interest from the funds held as collateral for the Company's bond obligations. Interest and other income was $608,000 in 1999 and consisted of a gain from the sale of equipment ($269,000), the settlement of claims against Oren L. Benton and his companies in the bankruptcy proceedings ($100,000), consulting fees ($80,000) and interest income.

                              CHANGE IN ACCOUNTANTS

         In February 2001 our Board of Directors and Audit Committee approved the replacement of our accounting firm, Arthur Andersen LLP, with Hein + Associates LLP to perform the audit of our financial statements for the years ended December 31, 1999 and 2000. The Andersen audit reports for 1998 and 1997 contained a modified opinion regarding our ability to continue as a going concern.

         During 1997 and 1998 and subsequent interim periods preceding this change, there had been no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which, if not resolved to the satisfaction of Andersen, would have caused them to make reference to the subject matter of such disagreements in connection with issuing their reports. Also, no reportable events, within the meaning of Item 304(a)(1)(v) of Regulation S-K, has occurred during the two most recently completed years and subsequent interim periods, preceding this change. We provided Andersen with these disclosures, and Andersen has furnished us with a letter, addressed to the Securities and Exchange Commission (the "Commission"), stating that they agree with the statements contained herein.

                        OVERVIEW OF THE URANIUM INDUSTRY

         The only significant commercial use for uranium is as fuel for nuclear power plants for the generation of electricity. During 2000, 435 nuclear power plants were operating in the world and consumed an estimated 166 million pounds of uranium. World wide production of uranium was only about 90 million pounds. In the United States there are __ nuclear power plants that consume about 50 million pounds of uranium per year and produce about 23% of the electricity used.

         Since the early 1990s, worldwide uranium production has satisfied only 50% to 55% of worldwide demand, and this ratio has also been true in the Western world. The gap has been filled by secondary supplies, such as inventories held by governments, utilities and others in the fuel cycle, including the highly enriched uranium (HEU) inventories which are a result of the agreement between the US and Russia to blend down nuclear warheads. In the period 2002-2010 western production is projected to be sufficient to cover only 55% of western demand.

         Secondary sources combined with uranium production from existing uranium mines will not be sufficient to meet the world's requirements. New production will be needed. It is estimated that production must increase 42% over the period, but most of the world's uranium mines are uneconomic at today's uranium prices. The industry will need uranium prices substantially higher than current prices to justify the capital investment needed to meet the projected demand.

         Spot price is the price at which uranium may be purchased for delivery within one year. Spot prices have been more volatile historically than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, declining to $7.25 per pound in October 1991, increasing to $16.50 per pound in May 1996 and again declining to $7.10 at December 31, 2000. Since year-end 2000 the spot price has increased to $____ at September __, 2001.



                              [CHART APPEARS HERE]



      The following graph shows spot prices per pound from 1980 to June 25, 2001, as reported by Trade Tech.

---------

All prices beginning in 1993 represent U/3/O/8/ deliveries available to U.S. utilities.

                                  OUR BUSINESS

The Company

         We were organized in 1977 to mine uranium in the United States using the in situ leach mining process, a process in which groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium that is shipped to conversion facilities for sale to our customers. This process is generally more cost effective and environmentally benign than conventional mining techniques.

         Since 1988 we have produced about 6.1 million pounds of uranium from two mines in South Texas. Our Kingsville Dome mine produced about 3.5 million pounds and the Rosita mine produced about 2.6 million pounds. Additional uranium resources exist at Kingsville Dome, but additional capital investment will be required in order to mine this property. The Rosita property is essentially at the end of its productive capacity, although some minor resources remain that may be produced.

         We stopped producing uranium in July 1999 because we were unable to sell uranium at a profit. As of September __, 2001 the spot price was $_____. We must be able to sell uranium for at least $12 per pound to achieve a profit.

         In 1998, 1999 and 2000 we wrote down the carrying value of our properties. The 1998 writedown was about $18,000,000 ($12.3 million for Kingsville Dome and $5.6 million for Rosita) and was a non-cash charge to earnings in the third quarter of 1998. In 1999 the writedown resulted in a pre-tax charge to earnings of about $38.4 million. In 2000 the writedown resulted in a pre-tax charge to earnings of about $1.4 million. After these write-downs, our uranium properties had a net book value of about $$774,000 at December 31, 2000 compared to $61.4 million at December 31, 1997.

         In addition to the Kingsville Dome property, we have another property in South Texas - the Vasquez property, and properties in New Mexico. Commencement of production at any of these properties will be dependent on an increase in uranium prices to profitable levels, the availability of sales contracts and the availability of capital.

         As of September 30, we had 19 employees, including one geologist, four engineers and two certified public accountants. We have field offices at Kingsville Dome, Rosita and Crownpoint.

The In Situ Leach Mining Process

         The in situ leach mining process is a form of solution mining. It differs dramatically from conventional mining techniques. The in situ leach technique avoids the movement and milling of significant quantities of rock and ore as well as mill tailing waste associated with more traditional mining methods. It is generally more cost-effective and environmentally benign than conventional mining. Historically, the majority of United States uranium production resulted from either open pit surface mines or underground shaft operations.

         The in situ leach process was first tested for the production of uranium in the mid-1960s and was first applied to a commercial-scale project in 1975 in South Texas. It was well established in South Texas by the late 1970's where it was employed in about twenty commercial projects, including two operated by us.

         In the in situ leach process, groundwater fortified with oxygen and other solubilizing agents is pumped into a permeable ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface. The fluid-bearing uranium is then circulated to an ion exchange column on the surface where uranium is extracted from the fluid onto resin beads. The fluid is then reinjected into the ore body. When the ion exchange column's resin beads are loaded with uranium they are removed and flushed with a salt-water solution, which precipitates the uranium from the beads. This leaves the uranium in slurry, which is then dried and packaged for shipment as uranium powder.

         We have historically used a central plant for the ion exchange. In order to increase operating efficiency and reduce future capital expenditures, we began the design and development of wellfield-specific remote ion exchange methodology. Instead of piping the solutions over large distances through large diameter pipe lines and mixing the waters of several wellfields together, each wellfield will be mined using a dedicated satellite ion exchange facility. This will allow ion exchange to take place at wellfield instead of at the central plant. A wellfield consists of a series of injection wells, production (extraction) wells and monitoring wells drilled in specified patterns. Wellfield pattern is crucial to minimizing costs and maximizing efficiencies of production. The satellite facilities allow mining of each wellfield using its own native groundwater. This eliminates problems associated with progressive buildup of dissolved solids in the groundwater, thereby enhancing mining efficiencies and uranium recoveries.

Environmental Considerations and Permitting

         Uranium mining is regulated by the federal government, states and, where conducted in Indian Country, by Indian tribes. Compliance with such regulation has a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from federal and state agencies before the commencement of mining activities.

         Radioactive Material License. Before commencing operations in both Texas and New Mexico, we must obtain a radioactive material license. Under the federal Atomic Energy Act the United States Nuclear Regulatory Commission has primary jurisdiction over the issuance of a radioactive material license. However, the Atomic Energy Act also allows for states with regulatory programs deemed satisfactory by the Commission to take primary responsibility for issuing the radioactive material license. The Commission has ceded jurisdiction for such licenses to Texas but not to New Mexico.

         The Texas Department of Health is the permitting agency for the radioactive materials license. For operations in New Mexico, radioactive material licensing is handled directly by the United States Nuclear Regulatory Commission.

         See "PROPERTIES" and "LEGAL PROCEEDINGS" for the status of our radioactive materials license for New Mexico and our Texas properties.

         Underground Injection Control Permits("UIC"). The federal Safe Drinking Water Act creates a nationwide regulatory program protecting groundwater. This act is administered by the United States Environmental Protection Agency (the "USEPA"). However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the Safe Drinking Water Act allows for the UIC permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the Safe Drinking Water Act under two conditions. First the state's program must have been granted primary enforcement responsibility or primacy. Second, the USEPA must have granted, upon request by the state, an aquifer exemption. The USEPA may delay or decline to process the state's application if the USEPA questions the state's jurisdiction over the mine site.

         Texas has been granted primacy for its UIC programs, and the Texas Natural Resource Conservation Commission administers UIC permits. The Texas Natural Resource Conservation Commission also regulates air quality and surface deposition or discharge of treated wastewater associated with the in situ leach mining process.

         New Mexico has also been granted primacy for its program. The Navajo Nation has been determined eligible for treatment as a state, but it has not requested the grant of primacy from the USEPA. Until the Navajo Nation has been granted primacy, in situ leach uranium mining activities within Navajo Nation jurisdiction will require UIC permit from the USEPA. Despite some procedural differences, the substantive requirements of the Texas, New Mexico and USEPA underground injection control programs are very similar.

         Properties located in Indian Country and where status as Indian Country is in dispute remain subject to the jurisdiction of the USEPA. Some of our properties are located in areas that are Indian Country. In others, the status is in dispute. For these properties we are a bystander in a dispute between New Mexico regulators and the USEPA.

         See "PROPERTIES" AND "LEGAL PROCEEDINGS" for a description of status of our UIC permits in Texas and New Mexico.

         Other. In addition to radioactive materials licenses and underground injection control permit, we are also required to obtain from governmental authorities a number of other permits or exemptions, such as for waste water discharge, land application of treated waste water, and for air emissions.

         The current environmental regulatory program for the in situ leach industry is well established. Many in situ leach mines have gone full cycle without any significant environmental impact. However, the public anti-nuclear lobby can make environmental permitting difficult and timing less than predictable.

          In order for a licensee to receive final release from further radioactive materials license obligations after all of its mining and post-mining clean-up have been completed, approval must be issued by the Texas Department of Health along with concurrence from the United States Nuclear Regulatory Commission.

         In addition to the costs and responsibilities associated with obtaining and maintaining permits and the regulation of production activities, we are subject to environmental laws and regulations applicable to the ownership and operation of real property in general, including but not limited to the potential responsibility for the activities of prior owners and operators.

Reclamation and Restoration Costs and Bonding Requirements

         At the conclusion of mining, a mine site is decommissioned and decontaminated, and each wellfield is restored and reclaimed. Restoration involves returning the aquifer to its pre-mining use and removing evidence of surface disturbance. Restoration can be accomplished by flushing the ore zone with native ground water or using reverse osmosis to remove ions, minerals and salts to provide clean water for reinjection to flush the ore zone. Decommissioning and decontamination entails dismantling and removing the structures, equipment and materials used at the site during the mining and restoration activities.

         Our surety bond requirement at December 31, 2000 was about $5.6 million and related to our operations at Kingsville Dome and Rosita. We have posted surety bonds in that amount from the United States Fidelity and Guaranty Company and have deposited as collateral for such bonds cash of about $2.8 million at December 31, 2000. We are obligated to fund the cash collateral account with an additional $0.50 for each pound of uranium produced until the account accumulates an additional $1.0 million. We estimate that our actual reclamation liabilities at December 31, 2000 are about $4.4 million, which has been charged to earnings. These financial surety obligations are reviewed and revised annually by the Texas regulators.

         We are performing ongoing restoration and reclamation at certain of our wellfields at Rosita and Kingsville Dome. In October 2000 we signed an agreement with the State of Texas and our bonding company that permitted us to use $2.2 million of the $3.6 million total cash collateral to fund our reclamation costs (the "Restoration Agreement"). We have used the full $2.2 million as of September 30, 2001. This leaves $1.4 million in the cash collateral account. We are currently negotiating with the state of Texas and the bonding company to extend the agreement through 2002 and give us access to the remaining $1.4 million in the cash collateral account. For each dollar released from the cash collateral account, the surety bonds are reduced by one dollar.

         We expect to post a surety bond of about $1.3 million prior to receiving the permits for the mining of the Vasquez project and that all or a major portion will need to be collateralized by cash.

         In New Mexico, surety bonding will be required before commencement of mining. The amount of the surety bond will be subject to annual review and revision by the United States Nuclear Regulatory Commission and the State of New Mexico or the USEPA.

Water Rights

         Water is essential to the in situ leach process. It is readily available in South Texas. In Texas water is subject to capture, and we do not have to acquire water rights through a state administrative process. In New Mexico water rights are administered through the New Mexico State Engineer and can be subject to Indian tribal jurisdictional claims. New water rights or changes in purpose or place of use or points of diversion of existing water rights, such as those in the San Juan and Gallup Basins where our properties are located, must be obtained by permit from the State Engineer. Applications may be approved subject to conditions that govern exercise of the water rights.

         Jurisdiction over water rights becomes an issue in New Mexico when an Indian nation, such as the Navajo Nation, objects to the State Engineer's authority and claims tribal jurisdiction over Indian Country. This issue may result in litigation between the Indian nation and the state, which may delay action on water right applications, and can require applications to the appropriate Indian nation and continuing jurisdiction by the Indian nation over use of the water. The foregoing issues arise to a greater or lesser extent in connection with our New Mexico properties.

Resources

         We have previously reported the proven and probable reserve base for each of our projects in Texas and New Mexico assuming that each of these projects would be placed into production at a future date. Because the price of uranium remains unprofitable, in December 1999 we reclassified our significant uranium holdings from reserves to resources consistent with the Securities and Exchange Commission definitions. See "Glossary."

Marketing Strategy/Uranium Sales Contracts

         Long-term contracts have historically been our primary source of revenue. In 2000 and 1999, we had sales to one and four customers, respectively, that amounted to more than 10% of total sales. These customers represented 100% of sales in 2000 and 31%, 29%, 25% and 15% of sales in 1999.

         Currently, we have no scheduled uranium deliveries under contract for 2001 or beyond.

Competition

         We market uranium to utilities in direct competition with supplies available from various sources worldwide. The Company competes primarily based on price.

                                   PROPERTIES

South Texas

         Kingsville Dome

         The Property. The Kingsville Dome property consists of mineral leases from private landowners on about 3,000 gross and net acres located in central Kleberg County, Texas. The leases provide for royalties based upon uranium sales. The leases have expiration dates ranging from 2000 to 2007. With a few minor exceptions, all the leases contain shut-in royalty clauses that permit us to extend the leases not held by production by payment of a royalty.

         Production History. Initial production commenced in May 1988. Since then we have produced a total of 3.5 million pounds. Production was stopped July 1999 because of depressed uranium prices.

         Further Development Potential. Further exploration and development activities are not currently planned and are not anticipated until uranium prices increase. We believe that there is a significant quantity of uranium remaining at Kingsville Dome that could be mined if prices were favorable and sufficient funding for delineation and development were available. We spent about $105,000 in capital expenditures in 2000. Significant expenditures are not expected in 2001.

         Permitting Status. A radioactive material license and underground injection control permit have been issued. As new areas are proposed for production, minor amendments to the license and permit are required. Our Production Area Authorization #3 is being reviewed by the TNRCC. See "LEGAL PROCEEDINGS." The term of the license and underground injection control permit is open-ended.

         Restoration and Reclamation. We spent about $415,000 in restoration costs at Kingsville Dome in 2000 that was funded under the Restoration Agreement. See "OUR BUSINESS - Reclamation and Restoration Costs and Bonding Requirements" for a discussion of the Restoration Agreement.

         Rosita

         The Property. The Rosita property consists of mineral leases on about 3,000 gross and net acres located in northeastern Duval County, Texas. The leases contain shut-in royalty clauses that permit us to extend the leases not held by production by payment of a royalty. The leases provide for royalties based upon uranium sales.

         Production History. From 1990 through July 1999 we produced 2.7 million pounds. Because of depressed uranium prices Rosita was shut-in and placed on stand-by in July 1999.

         Further Development Potential. We estimate that there are about 261,000 recoverable pounds of uranium remaining to be produced from Rosita. We spent about $160,000 in 2000 for development activities, permitting and land holding costs. Significant expenditures are not expected in 2001.

         Permitting Status. We have the radioactive materials license and underground injection control permit for this property. Some minor amendments for further production within the permit area will be required if development proceeds. The term of the license and UIC permit is effectively open-ended.

         Restoration and Reclamation. We spent about $410,000 on restoration costs from in 2000 that was funded under the Restoration Agreement. See "OUR BUSINESS - Reclamation and Restoration Costs and Bonding Requirements" for a discussion of the Restoration Agreement.

         Vasquez

         The Property. The property consists of two mineral leases on 842 gross and net acres located in southwestern Duval County, Texas. The lease term expired in February 2000. We tendered payment under the shut-in royalty clause in 2000 and 2001. The lessor returned the shut-in royalty payments for 2000 and 2001 without disclosing their reasons for rejecting the payment. We believe that we continue to hold our rights to the property under either the shut-in royalty or the continuing development clauses of the leases. The leases provide for royalties based on uranium sales.

         Resources. We estimate that the property contains about 2.8 million pounds of recoverable uranium.

         Development Plan. The timing of production will be dependent on a number of factors, including raising additional capital of about $2.5 million for construction, development and financial surety needs.

         Permitting Status. All of the required permits for this property have been received from the Texas Natural Resource Conservation Commission and the Texas Department of Health.

New Mexico Properties

         General. We have various interests in properties located in New Mexico. We have patented and unpatented mining claims, mineral leases and some surface leases from private parties, the Navajo Nation and Navajo allottees. In addition, we have exploration rights for uranium on significant acreage.

         Churchrock

         The Property. The Churchrock project encompasses about 2,200 gross and net acres. The properties are located in McKinley County, New Mexico and consist of three parcels, known as Section 8, Section 17 and Mancos. None of these parcels lies within the area generally recognized as constituting the Navajo Reservation. We own the mineral estate in fee for both Sections 17 and the Mancos properties. The surface estate on Section 17 is owned by the United States Government and held in trust for the Navajo Nation. We own patented and unpatented mining claims on Section 8.

         Resources. We estimate that Section 8 contains about 4.2 million pounds of recoverable uranium, that Section 17 contains about 5.5 million pounds of recoverable uranium and the Mancos property contains about 2.7 million pounds of recoverable uranium.

         Development Plan. We anticipate that Churchrock will be the first of our New Mexico properties we will develop. We spent about $110,000 in 2000 for permitting activities and land holding costs. We do not anticipate significant spending in 2001.

         Water Rights. The State Engineer approved our water rights application in October 1999 and granted us sufficient water rights for the life of Churchrock.

         Permitting Status. We have the radioactive material license for Section
8. This license is subject to the continuing proceedings described under "LEGAL PROCEEDINGS." With respect to the UIC permits, see "LEGAL PROCEEDINGS." We do not plan to pursue permits for Mancos at this time.

         Crownpoint

         The Property. The Crownpoint properties are located in the San Juan Basin, 22 miles northeast of our Churchrock deposits and 35 miles northeast of Gallup, New Mexico, adjacent to the town of Crownpoint. The Properties consist of 1,578 gross and net acres, as follows:

                  (a) 162 gross and net acres on Section 24. We own 100% of the mineral estate on this acreage pursuant to a combination of a 40% fee interest, a mineral lease on the other 60% of the unpatented mining claims. This acreage is subject to our obligation to pay a production payment on the first 50,000 pounds of uranium produced and an override based on uranium sales;

                  (b) 959 gross and net acres on Sections 19 and 29 pursuant to a lease from private mineral owners (expiring August 2007) which provides for royalties and an override based on uranium sales; and

                  (c) 457 gross and net acres of unpatented mining claims in Sections 9, 24 and 25.

         Resources. We estimate that the property contains approximately 25.3 million pounds of recoverable uranium.

         Development Plan. We anticipate that Churchrock will be the second of our New Mexico properties that we will develop. We spent about $200,000 in 2000 for permitting activities and land holding costs. We do not anticipate significant spending in 2001.

         Water Rights. We have three pending applications for appropriations of water which give us the first three "positions in line" on the hearings list for the San Juan Basin. Certain of the water rights may involve a claim of jurisdiction by the Navajo Nation.

         Permitting Status. See "LEGAL PROCEEDINGS" for a discussion of the radioactive material license for Crownpoint. The surface estate on Section 19 and 29 is owned by the United States Government and held in trust for the Navajo Nation and may be subject to the same jurisdictional dispute with respect to the UIC permit as for Section 8 and 17 in Churchrock.

         Unit I Property. In addition to the foregoing, we have 480 gross and net acres of mineral leases on three separate parcels from Navajo allottees who are the beneficial owners of the surface and mineral rights. The leases are subject to approval by the Bureau of Indian Affairs. Such approval has not been received. There are six other parcels that we had under lease on the same terms as above but relinquished in 2000.

         Other Properties. In March 1997 we acquired the fee interest in 177,000 acres and the exploration rights through 2014 on an additional 346,000 acres. To maintain the exploration rights we must spend $200,000 per year on exploration through 2007 and $400,000 per year thereafter through 2014. We have requested a waiver of this requirement for 2001 and future years. In the event that the sale price of uranium exceeds $25 per pound for any twelve-month period we have committed to spend on exploration (or pay) during the following 5 years an aggregate of $5 million. In the event that the sale price of uranium shall exceed $30 per pound for any twelve-month period we have committed to spend on exploration (or pay) during the following 5 years an aggregate of $10 million.

         If we apply for a mining permit with respect to certain of the properties we can be required to purchase the remaining mineral interests (excluding coal) at a price of $200 per acre for any acreage in any section which is covered by the mining application. The acreage price will increase by the same proportion as any increase in the price of uranium on the date of such application over $15.80 per pound. We have the option to purchase at any time the entire mineral estates (excluding coal) on such properties on the same terms.

         We estimate that the properties we own in fee contain 9.6 million pounds of recoverable uranium. The planned development strategy is to integrate qualified properties into the production plans for Churchrock and Crownpoint. We believe that there is significant exploration potential for these properties.

Reclaimed Properties

         We have completed production and groundwater restoration on our Benavides and Longoria projects in South Texas. We completed the final stages of surface reclamation on these projects and received full and final release for these sites in 1999.

         We acquired the Section 17 leases in the New Mexico Churchrock district from United Nuclear Corporation. They had conducted underground mining for uranium on Section 17 and had reclaimed these properties. In the acquisition, we assumed any liability of United Nuclear for any remaining remediation work that might be required. The New Mexico Environmental Department has not determined what, if any, additional remediation will be required under the New Mexico Mining Act. If more remediation work is required, we believe it will not involve material expenditures.

                                LEGAL PROCEEDINGS

New Mexico Radioactive Material License.

         In New Mexico, uranium production requires a radioactive materials license issued by the United States Nuclear Regulatory Commission. We applied for one license covering almost all properties located in both the Churchrock and Crownpoint districts. The Commission issued an operating license in January 1998 that would allow operations to begin in the Churchrock district. In mid-1998, the Commission determined that certain Churchrock and Crownpoint residents who requested a hearing had standing to raise certain objections to the license. An Administrative Law Judge conducted a hearing during 1999. The law judge upheld the license and granted our request to defer any dispute on all but the Churchrock property until we made a decision whether to mine these other properties.

         The ruling was appealed to the Commission. On January 31, 2000 the Commission issued an order concurring with the technical, substantive and legal findings of the Administrative Law Judge, but the Commission also determined that we must proceed with the hearing process for the other New Mexico properties beyond Churchrock. We expect that the hearing process will resume in early 2002. Although all the decisions to date have been favorable, there can be no assurance that the license will be maintained in its current form.

New Mexico UIC Permit.

         We are involved in a jurisdictional dispute among the state of New Mexico, the USEPA and the Navajo Nation over whether a portion of our Churchrock and Crownpoint properties is in Indian County. Both the state of New Mexico and the USEPA are asserting jurisdiction over the UIC program for such properties.

         In 1989 the USEPA issued an aquifer exemption covering that portion of the Churchrock site known as Section 8, and the New Mexico Environmental Department issued a UIC permit for Section 8. In 1994 the New Mexico Environmental Department issued an amended UIC permit covering both Section 8 and Section 17. The permit for Section 17 was contested by the Navajo Nation. It claimed jurisdiction over Section 17 because the Navajo Nation owns the surface estate. The USEPA refused to amend the aquifer exemption covering Section 8 to add Section 17.

         In 1996 we filed with the New Mexico Environmental Department two applications to renew the UIC permit in two parts, one covering Section 8 and the other Section 17. Because the renewal application was timely filed, the permit covering the Section 8 property has remained continuously in effect pending final determination on the renewal application by the New Mexico Environmental Department. That determination has not been made.

         In 1996 the Navajo Nation asserted jurisdiction over Section 8, claiming that the land lies within a dependent Indian community. Because of the dispute over Section 8, the USEPA determined a USEPA permit would be required for Section 8. We appealed this determination to the United States Court of Appeals for the Tenth Circuit. In January 2000 the court determined that the USEPA had jurisdiction and remanded the matter back to USEPA for further proceedings. Until there is more certainty regarding uranium prices we do not expect to request any action by the USEPA. We cannot predict the outcome of this matter. This could potentially delay or obstruct development of Section 8.

         Despite that dispute we maintain good relations with the State of New Mexico, the Navajo Nation, and the USEPA. However, there can be no assurance that the jurisdictional dispute will not have a material adverse effect on our development plans in New Mexico.

Kingsville Dome Production Area 3

         We are involved in a dispute with certain intervenor's over whether a hearing is required for a new production area within the boundary of our approved permit area at Kingsville Dome. In the first quarter of 2000 the District Court of Travis County, Texas ruled that the Texas Natural Resource Conservation Commission's decision to approve our third production area without granting a hearing to certain intervenor's would require further review by that regulatory agency. That review is pending.


                                   MANAGEMENT

Directors

         The Board of Directors consists of the four individuals shown below. Directors hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Directors are elected by plurality vote.

           Name              Age             Positions and Offices
           ----              ---             ---------------------

    Paul K. Willmott         61      Chairman, Chief Executive Officer,
                                       President and Director

    Leland O. Erdahl         72      Director and Chairman of Audit Committee

    George R. Ireland        44      Director and Member of Audit Committee

    Rudolf J. Mueller        64      Director and Member of Audit Committee

         Paul K. Willmott has served as a director since August 1994, as President since February 1995 and as Chairman of the Board and Chief Executive Officer since July 31, 1995. Mr. Willmott served as our Chief Financial Officer from April 12, 1995 to September 25, 1995. Mr. Willmott retired from Union Carbide Corporation ("Union Carbide") where he was involved for 25 years in the finance and operation of Union Carbide's world-wide mining and metals business. Most recently, Mr. Willmott was President of UMETCO Minerals Corporation, a wholly owned subsidiary of Union Carbide, from 1987 to 1991, where he was responsible for Union Carbide's uranium and vanadium businesses. From January 1993 until February 1995, Mr. Willmott was engaged by the Concord Mining Unit as a senior vice president where he was primarily involved in the acquisition of UMETCO Minerals Corporation's uranium and vanadium operating assets. Mr. Willmott graduated from Michigan Technological University with a Bachelor of Science degree in Mining in 1964 and a Bachelor of Science Degree in Engineering Administration in

1967. He has been an active member of the American Institute of Mining Engineers, the Canadian Institute of Mining Engineers and a number of state professional organizations.

         Leland O. Erdahl has served as a director since July 11, 1994. From 1986 to 1991, Mr. Erdahl served as President and Chief Executive Officer for Stolar, Inc., a high-tech company involved in the radio wave imaging of geologic media and underground radio transmission for voice and data. He was President and CEO of Albuquerque Uranium Corporation, a uranium mining company, from 1987 to 1991 and served as Vice President of AMAX Gold in 1997 and 1998. From January 2001 to September 14, 2001 Mr. Erdahl served as President of Nord Pacific Limited, a mining company with gold and copper interests in Australia and Papau, New Guinea. He is a Certified Public Accountant and is a graduate from the College of Santa Fe. He is currently a director of Hecla Mining Company and Canyon Resources Corporation. Mr. Erdahl also serves on the compensation committee of Hecla Mining Company and Canyon Resources Corporation.

         George R. Ireland has served as a director since May 25, 1995. Mr. Ireland is a General Partner in Ring Partners, LLC, a private investment partnership. From February 1991 to February 2000, Mr. Ireland was a financial analyst for and a partner in Knott Partners L.P., a private investment partnership. Mr. Ireland specialized in investing in securities of natural resource and other basic industrial companies, both domestically and abroad. From 1987 to 1991, he was a Vice President of Fulcrum Management, Inc., which was the manager of the VenturesTrident Limited Partnerships, (venture capital funds dedicated to investing in the mining industry), and Senior Vice President and Chief Financial Officer of MinVen Gold Corporation, a company in which the VenturesTrident funds had a significant investment. Mr. Ireland graduated from the University of Michigan with degrees in Geology and Resource Economics. He also attended the Graduate School of Business Administration of New York University. Mr. Ireland is a director of Merrill & Ring, Inc., a private land and timber holding company in the state of Washington. Mr. Ireland acted as a consultant to Ryback Management Corporation and performed due diligence on us in connection with Ryback's loan of $6 million to us on behalf of members of the Lindner Group in 1995. Mr. Ireland is not otherwise affiliated with the Lindner Group or Ryback.

         Rudolf J. Mueller has served as a director since June 19, 2001. Mr. Mueller is a Certified Financial Analyst and has been involved in the investment advisory business since 1964 and currently serves as President and Director of Winchester Group a money management and institutional research firm based in New York City. Mr. Mueller received a BBA from City College of New York in 1963 and his MBA from New York University in 1965.

Arrangements Regarding Election of Directors

         Before February 2000 the Lindner Group was entitle to nominate two directors. They did so and two directors were elected to the Board starting in 1995, one of whom, George R. Ireland, continues to serve on the Board. The other director nominated by the Lindner Group resigned in July 1998 and the Lindner Group did not designate a replacement.

Other Executive Officers

         The executive officers serve at the discretion of the Board of Directors and are subject to annual appointment by the Board at its first meeting following the Annual Meeting of the Stockholders. The officers hold office until their successors are appointed by the Board of Directors. All officers are employed on a full-time basis. There is no family relationship between any director and executive officer.

         The following table sets forth certain information concerning executive officers that are not also directors:

            Name            Age                Positions and Offices
            ----            ---                ---------------------

    Richard A. Van Horn      54          Senior Vice President-Operations

    Thomas H. Ehrlich        41          Vice President, Chief Financial
                                           Officer, Secretary and Treasurer

    Mark S. Pelizza          49          Vice President-Health, Safety and
                                           Environmental Affairs and President-
                                           Hydro Resources, Inc.

         The following sets forth certain information concerning the business experience of the foregoing executive officers during the past five years.

         Richard A. Van Horn joined us in March 1997 and assumed the position of Senior Vice President of Operations on April 1, 1997. Previously, he spent three years with Energy Fuels Nuclear, Inc. as General Manager - Colorado Plateau Operations with responsibility for the daily management of and planning for Energy Fuels Nuclear, Inc. mining activities on the Colorado Plateau. Before his work at Energy Fuels Nuclear, Inc., Mr. Van Horn spent eighteen years with Union Carbide Corporation where he was involved with the finance and operation of that company's worldwide mining and metals business. From 1990 to 1994, Mr. Van Horn was Director of Operations of UMETCO Minerals Corporation, a wholly owned subsidiary of Union Carbide Corporation, responsible for all operating aspects of UMETCO's uranium and vanadium business on the Colorado Plateau prior to its sale to Energy Fuels Nuclear, Inc. Mr. Van Horn graduated from the Colorado School of Mines with a Engineer of Mines degree in mining in 1973.

         Thomas H. Ehrlich, a certified public accountant, rejoined us in September 1995 as Vice President and Chief Financial Officer and was appointed Secretary and Treasurer in December 1995. Immediately before that, Mr. Ehrlich spent nine months as a Division Controller with Affiliated Computer Services, Inc., an information technology services provider in Dallas, Texas. Mr. Ehrlich originally joined us in November 1987 as Controller-Public Reporting and was promoted to Controller and Chief Accounting Officer in February 1990. In February 1993, Mr. Ehrlich assumed the additional duties of Vice President and Secretary . Before joining us, he spent four years with Deloitte Haskins & Sells and worked primarily with clients that were publicly held companies. Prior to his work at Deloitte Haskins & Sells, he spent three years in various accounting duties at Enserch Exploration, Inc., an oil and gas company in Dallas, Texas. Mr. Ehrlich received his B.S. B.A. degree in Accounting from Bryant College in 1981.

         Mark S. Pelizza has served as our Environmental Manager since 1980, and as such, he has been responsible for all environmental regulatory activities. In February 1996, he was appointed Vice President - Health, Safety and Environmental Affairs . In November 1999, he was appointed President and a Director of Hydro Resources, Inc., a wholly owned subsidiary . Before joining us, he was employed for two years by Union Carbide as an Environmental Planning Engineer at Union Carbide's Palangana solution mining plant in South Texas. Mr. Pelizza received a M.S. degree in Engineering Geology from Colorado School of Mines in 1978 and a B.S. degree in Geology from Fort Lewis College in 1974.

Executive Compensation

         The following table sets forth certain information with respect to annual and long-term compensation for services in all capacities for the years ended December 31, 2000, 1999 and 1998 paid to our Chief Executive Officer and certain other executive officers.

                           Summary Compensation Table

====================================================================================================================
                             Annual Compensation                                      Long-Term Compensation
====================================================================================================================
                                                                 Other           Securities
                                                                 Annual           Underlying          All Other
       Name and                     Salary       Bonus      Compensation/1/        Options         Compensation/2/
  Principal Position      Year        ($)         ($)             ($)                (#)                 ($)
====================================================================================================================
Paul K. Willmott/3/       2000      $198,799       $0            $1,152             750,000            $1,788
Chairman, President       1999      $187,859       $0              $942                --              $9,818
and Chief                 1998      $200,701       $0              $561              40,000            $1,887
Executive Officer

Richard A.  Van Horn/4/   2000      $134,982       $0            $3,189             500,000            $1,686
Senior Vice President -   1999      $115,283       $0              $863               --              $11,036
Operations                1998      $132,749       $0            $1,960              25,000            $1,200

Mark S.  Pelizza          2000      $104,924       $0            $5,636             500,000            $1,533
Vice President -          1999       $95,384       $0            $7,456               --               $6,166
Health, Safety and        1998      $107,634       $0            $6,386               9,000            $1,010
Environmental Affairs

Thomas H.  Ehrlich/5/     2000      $105,237       $0              $100             500,000            $1,358
Vice President and        1999       $94,069       $0              $200                --              $7,309
Chief Financial Officer   1998      $107,260       $0              $297              12,000            $1,050
====================================================================================================================

----------
/1/ Represents amount paid for out-of-pocket medical and dental expenses under the Company's Supplemental Health Care Plan.

/2/ Represents contributions made by the Company under the Company's 401(k) Profit Sharing Plan (see "401(k) Profit Sharing Plan" below) and compensation in shares of the Company's Common Stock under the 1999 Deferred Compensation Plan (See "Deferred Compensation Plans" below). The shares issued under the 1999 Deferred Compensation Plan were valued at $0.375 per share, which exceeded the fair market value of such shares when issued.

/3/ Salary for 2000 and 1999 includes $90,000 and $99,904, respectively which was deferred under the Company's 1999 Deferred Compensation Plan and 2000-2001 Deferred Compensation Plan.

/4/ Salary for 2000 includes $20,800 that was deferred under the Company's 2000-2001 Deferred Compensation Plan.

/5/ Salary for 2000 and 1999 includes $17,140 and $6,163, respectively which was deferred under the Company's 1999 Deferred Compensation Plan and 2000-2001 Deferred Compensation Plan.

Supplemental Health Care Plan

         The Company has adopted a health care plan (the "Supplemental Plan") for the officers and certain of the employees who are also stockholders, which supplements the standard health care plan available to all eligible employees (the "Standard Plan"). The Supplemental Plan pays directly to the participant 80% of all out-of-pocket medical and dental expenses not covered under the Standard Plan, including deductibles and co-insurance amounts. Additionally, the Supplemental Plan provides to each participant $100,000 of accidental death and dismemberment insurance protection and a world wide medical assistance benefit. Each participant in the Supplemental Plan may receive a maximum annual benefit of $50,000 or $100,000, at our [its?]option. The Company pays an annual premium under the Supplemental Plan equal to $250 per participant plus 10% of claims paid. There are currently three officers and employees covered by the Supplemental Plan.

401(k) Profit Sharing Plan

         The Company maintains a defined contribution profit sharing plan for employees (the "401(k)") that is administered by a committee of trustees appointed by us. All Company employees are eligible to participate upon the completion of six months of employment, subject to minimum age requirements. Each year we makes a contribution to the 401(k) out of our current or accumulated net profits (as defined) in an amount determined by the Board of Directors but not exceeding 15% of the total compensation paid or accrued to participants during such fiscal year. Our contributions are allocated to participants in amounts equal to 25% (or a higher percentage, determined at our discretion) of the participants' contributions, up to 4% of each participant's gross pay. For the plan year ended July 31, 2000, we contributed amounts equal to 25% of the participant's contributions, up to 4% of gross pay. For the plan years ended July 31, 1999 and July 31, 1998, we contributed amounts equal to 25% of the participant's contributions, up to 4% of gross pay. Participants become 20% vested in their Company contribution account for each year of service until full vesting occurs upon the completion of five years of service. Distributions are made upon retirement, death or disability in a lump sum or in installments.

Employees' Stock Option Plans

         Under our 1995 Stock Incentive Plan (the "1995 Plan") incentive stock options and non-qualified options to purchase up to an aggregate of 4 million shares of Common Stock may be granted. The Stock Option Committee of the Board of Directors administers the 1995 Plan and has the full authority, subject to the provisions of the 1995 Plan, to determine to whom and when to grant options and the number of shares of Common Stock covered by each grant. As of September 30, 2001, 3,064,295 shares are reserved for issuance upon exercise of outstanding options granted under the 1995 Plan, and 935,705 shares were reserved for issuance pursuant to options that may be granted in the future. No shares have been issued upon the exercise of options under the 1995 Plan.

         The Company also maintains an Employee's Stock Option Plan under which we may grant non-qualified options. As of September 30, 2001, 264,637 shares are reserved for issuance under options outstanding under that plan.

Deferred Compensation Plans

         Under our 1999 Deferred Compensation Plan (the "1999 Plan") executive officers and directors of the Company and its subsidiaries were permitted to defer until January 11, 2006 up to 100% of their 1999 salary. At the time of the deferral election, a participant could elect to receive payment of up to 100% of the deferred amount of salary in shares of our Common Stock. A total of $231,844 was deferred under the 1999 Plan of which $50,116 was paid by issuing 302,939 shares of our Common Stock at $0.375 per share.

         The Company also has a 2000-2001 Deferred Compensation Plan (the "2000-2001 Plan"). Under that plan executive officers and directors were permitted to defer up to 100% of their 2000 and 2001 salary with payment thereof to be made on January 11, 2006. On or before that date, the participant may elect to receive the deferred amount in shares of our Common Stock valued at $0.20 per share. As of September

30, 2001, a total of $401,011 has been deferred under that plan and no elections have yet been made to convert any such amounts into shares.

Option Grants in Last Fiscal Year

         The following table sets forth certain information with respect to options granted to the executive officers named in the Summary Compensation Table in the fiscal year ended December 31, 2000.

=======================================================================================================================
                                                                                                Potential Realizable
                                                                                                   Value At Assumed
                                                                                                Annual Rates of Stock
                                                                                               Price Appreciation for
                                      Individual Grants                                               Option Term
=======================================================================================================================
                                            Percent of
                            Number of      Total Options
                           Securities       Granted to     Exercise of
                           Underlying      Employees in     Base Price       Expiration
  Name                   Options Granted    Fiscal Year     ($/Share)           Date           5% ($)       10% ($)
=======================================================================================================================
  Paul K.  Willmott          750,000          33.3%            $0.20         09/27/2010       $94,334      $239,061

  Richard A.  Van Horn       500,000          22.2%            $0.20         09/27/2010       $62,889      $159,374

  Mark S.  Pelizza           500,000          22.2%            $0.20         09/27/2010       $62,889      $159,374

  Thomas H.  Ehrlich         500,000          22.2%            $0.20         09/27/2010       $62,889      $159,374

=======================================================================================================================

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

         The following sets forth information with respect to each exercise of stock options during the fiscal year ended December 31, 2000 and the year-end value of unexercised options held by each of the executive officers named in the Summary Compensation Table.

==============================================================================================================
                                                                         Number of
                                                                        Securities            Value of
                                       Shares                           Underlying           Unexercised
                                    Acquired on    Value Realized       Unexercised         In-The-Money
              Name                  Exercise (#)         ($)         Options at Fiscal    Options at Fiscal
                                                                       Year End (#)         Year End ($)

                                                                       Exercisable/         Exercisable/
                                                                       Unexercisable        Unexercisable
==============================================================================================================
Paul K.  Willmott/1/                     --              --              100,000/0               **
                                                                         100,000/0               **
                                                                         40,200/0                **
                                                                         37,670/0                **
                                                                       19,710/6,570              **
                                                                       20,000/20,000             **
                                                                         0/750,000               **
                                                                         19,000/0                **
                                                                          1,000/0                **

Richard A.  Van Horn/2/                  --              --            41,250/13,750             **
                                                                       12,500/12,500             **
                                                                         0/500,000               **

Mark S.  Pelizza/3/                      --              --              14,437/0                **
                                                                          9,360/0                **
                                                                        5,775/1,925              **
                                                                        4,500/4,500              **
                                                                         0/500,000               **

Thomas H.  Ehrlich/4/                    --              --              35,000/0                **
                                                                          4,260/0                **
                                                                       10,500/3,500              **
                                                                        6,000/6,000              **
                                                                         0/500,000               **
==============================================================================================================

----------

** Represents an option whose grant price is above the December 31, 2000 closing price on the Pink Sheets.

/1/ Based on the closing price on the Pink Sheets on December 31, 2000 ($0.05) less the grant prices of $4.13, $8.38, $6.88, $9.75, $7.125, $2.9375, $0.20,
$4.25 and $5.88, respectively.

/2/ Based on the closing price on the Pink Sheets on December 31, 2000 ($0.05) less the grant price of $5.50 $2.9375, and $0.20 respectively.

/3/ Based on the closing price on the Pink Sheets on December 31, 2000 ($0.05) less the grant price of $2.94, $9.75, $7.125 $2.9375, and $0.20 respectively.

/4/ Based on the closing price on the Pink Sheets on December 31, 2000 ($0.05) less the grant price of $6.94, $9.75, $7.125 $2.9375, and $0.20 respectively

Director Compensation

         Under our Directors' Stock Option Plan ("Directors' Plan"), each new non-employee director elected or appointed to the Board of Directors for the first time is granted an option to purchase 20,000 shares of Common and, upon re-election of a non-employee director at an annual meeting of our stockholders, such director is granted an option to purchase an additional 1,000 shares. As of December 31, 2000, a total of 71,000 shares are reserved for issuance upon exercise of options granted under the Directors' Plan and 50,500 shares were reserved for issuance upon exercise of options that may be granted in the future under the Directors' Plan.

         Mr. Erdahl holds options covering 26,000 shares under the Directors' Plan. Mr. Ireland holds options covering 25,000 shares under the Directors' Plan. Mr. Willmott holds options covering 20,000 shares under the Directors' Plan.

         In addition, Messrs. Ireland, Erdahl and Mueller each hold an option expiring on June 19, 2011 to purchase 100,000 shares of Common Stock at $0.22 per share. Those options were not granted under the Directors' Plan.

         Compensation for 2000 to the non-employee directors was paid at the rate of $3,000 per quarter plus $1,000 per meeting attended of the Board and committees of the Board. Each director deferred a total of $16,000 in 2000 under the 2000-2001 Plan, which represented all of his compensation for that year.

Compensation Committee Interlocks and Insider Participation

         In August 1994, we formed a Compensation Committee to determine the compensation of the executive officers and to set the guidelines for compensation for our employees. During the fiscal year ended December 31, 2000, the Compensation Committee was comprised of Leland O. Erdahl and George R. Ireland. No member of the Compensation Committee has been or was during the fiscal year ended December 31, 2000, an officer or employee of any of our subsidiaries. In addition, no member of the Compensation Committee during the fiscal year ended December 31, 2000 had any relationship requiring disclosure under the caption "Certain Relationships and Related Transactions." No executive officer serves or served on the compensation committee of another entity during the fiscal year ended December 31, 2000 and no executive officer serves or served as a director of another entity who has or had an executive officer serving on the Compensation Committee.

Compensation Agreements with Key Executives

         In June 1997 we entered into Compensation Agreements with each of the executive officers named in the compensation table that provide that in the event of a change in control, the executive will have certain rights and benefits for a period of either twenty-four or thirty-six months following such change in control. The agreements specify that the executive will continue to receive compensation and benefits for the remainder of the applicable period if we terminate the executive or if the executive terminates his employment following the occurrence of certain actions without the executive's consent. However, we are not obligated to provide such rights and benefits to the executive if the executive was terminated for cause.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following tables set forth, as of __________________, 2001, information regarding persons known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock. Shown separately in the second table below is information regarding the beneficial ownership of our Common Stock by (i) each director, (ii) each of the executive officers, and
(iii) all directors and executive officers as a group.

Principal Stockholders

===============================================================================================================
                                                     Amount and Nature of                         Percent
Name and Address of Beneficial Owner               Beneficial Ownership/1/                       of Class/2/
===============================================================================================================
Rudolf J.  Mueller                                      6,787,700/3/                               13.5%
c/o The Winchester Group
153 East 53rd Street, Suite 5101
New York, NY 10022

Arnold Spellun                                          4,062,500/4/                                8.1%
529 Fifth Avenue
8th Floor
New York, NY  10017

Robert M.  Manning                                      3,987,350/5/                                8.0%
119 Cooper Ave.
Upper Montclair, NJ  07043

William D.  Witter                                      3,750,000                                   7.7%
153 East 53rd Street
New York, NY  10022

Central Bank and Trust Co. Trustee of the John C.       3,500,000/6/                                7.0%
Mull IRA
P.O.  Box 1366
Hutchinson, KS  67504-1366

----------
/1/ Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

/2/ The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

/3/ Includes (i) 78,300 shares owned by members of Mr. Mueller's family in which Mr. Mueller shares voting and dispositive power, and (ii) 1,125,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.

/4/ Includes 937,500 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.

/5/ Includes 618,750 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.

/6/ Includes 750,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.

Directors and Executive Officers

=======================================================================================
                 Name of                        Amount and Nature of        Percent of
            Beneficial Owner                  Beneficial Ownership/1/        Class/2/
=======================================================================================
            Paul K. Willmott                           494,512/3/              1.0%

            Leland O. Erdahl                           157,323/4/              0.3%

            George R. Ireland                          194,073/5/              0.4%

            Rudolf J. Mueller                        6,887,700/6/             13.5%

           Richard A. Van Horn                         148,416/7/              0.3%

             Mark S. Pelizza                           320,568/8/              0.6%

            Thomas H. Ehrlich                          112,060/9/              0.2%

  All executive officers and directors
         as a group (7 persons)                      8,314,652/10/            16.3%
=======================================================================================

----------
/1/ Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

/2/ The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options, but not deemed outstanding for computing the percentage ownership of any other person.

/3/ Includes 451,249 shares that may be obtained by Mr. Willmott through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 954,201 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.

/4/ Includes 124,250 shares that may be obtained by Mr. Erdahl through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 1,750 shares that may be obtained by Mr. Erdahl through the exercise of stock options exercisable more than 60 days from the date hereof.

/5/ Includes 123,500 shares that may be obtained by Mr. Ireland through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 1,500 shares that may be obtained by Mr. Ireland through the exercise of stock options exercisable more than 60 days from the date hereof.

/6/ Includes (i) 78,300 shares owned by members of Mr. Mueller's family in which Mr. Mueller shares voting and dispositive power, (ii) 1,125,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005 and (iii) 100,000 shares that may be obtained by Mr. Mueller through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 20,000 shares that may be obtained by Mr. Mueller through the exercise of stock options exercisable more than 60 days from the date hereof.

/7/ Includes 95,083 shares that may be obtained by Mr. Van Horn through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 548,917 shares that may be obtained by Mr. Van Horn through the exercise of stock options exercisable more than 60 days from the date hereof.

/8/ Includes 49,047 shares that may be obtained by Mr. Pelizza through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 523,850 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.

/9/ Includes 79,660 shares that may be obtained by Mr. Ehrlich through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 537,800 shares that may be obtained by Mr. Ehrlich through the exercise of stock options exercisable more than 60 days from the date hereof.

/10/ Includes 1,022,789 shares that may be obtained through the exercise of stock options that are currently exercisable or will become exercisable within 60 days.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In May 1995, we borrowed $6,000,000 from two mutual funds included in the Lindner Group and issued 6.5% secured convertible notes, convertible at $4.00 per share into shares of Common Stock and maturing on May 25, 1998. In addition, we issued warrants to purchase an aggregate of 1,500,000 shares of Common Stock at an exercise price of $4.00 per share to the two funds.

         In March 1998, we extended the maturity date of the loan to May 31, 2000, reduced the conversion price to $3.00 per share, reduced the exercise price of the warrants to $3.00 per share and extended expiration date of the warrants to May 31, 2000. In February 2000, the $6,000,000 loan and accrued interest of $334,000 was converted into 2,111,478 shares of our Common Stock. The warrants expired unexercised on May 31, 2000 except for warrants covering 500,000 shares, which were exercised in 1996 at $4.00 per share.


                          DESCRIPTION OF CAPITAL STOCK

Common Stock

      The Company's authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share. As of September 30, 2001, 48,992,278 shares of Common Stock were issued and outstanding, all of which are fully paid and non-assessable. There are not preemptive, subscription, conversion or redemption rights pertaining to the Company's Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing stockholders should additional shares of Common Stock be issued. Holders of the Company's Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company upon liquidation.

      Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Matters to be voted upon by the holders of Common Stock require the affirmative vote of a majority of the shares present at the stockholders meeting.

      As of September 30, 2001 there were outstanding (a) options to purchase 3,719,932 shares of common stock under company option plans or otherwise, of which 1,665,179 are vested and 2,049,753 are unvested, (b) fully exercisable warrants to purchase 5,625,000 shares of common stock at $0.14 per share and (c) options to convert $401,011 of deferred compensation into shares of common stock at $0.20 per share.

Transfer Agent and Registrar

      Montreal Trust Company, Vancouver, British Columbia is the transfer agent and registrar for the Common Stock.

                              SELLING STOCKHOLDERS

         The following table sets forth as of September 30, 2001, the name of each of the Selling Stockholders, the nature of his, her or its position, office, or other material relationship to the Company or its subsidiaries and the number of shares of Common Stock which each such Selling Stockholder owned of record as of the date of this Prospectus. The table also sets forth the number of shares of Common Stock owned by each Selling Stockholder that are offered for sale by this Prospectus and the number of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the shares offered hereby. The Company may supplement this Prospectus from time to time to disclose the names, relationships to the Company and holding of Securities of additional Selling Stockholders. No statement contained herein nor the delivery of this Prospectus in connection with a sale by any Selling Stockholder shall be deemed an admission by the Company or such Selling Stockholder that such Selling Stockholder is in a control relationship with the Company within the meaning of the Securities Act.

--------------------------------------------------------------------------------------------------------
      Name and Relationship        Number of Shares    Maximum Number of       Number of Shares of
      to Company if any(1)          of Common Stock    Shares to be Sold     Common Stock to be Held
                                      Owned as of       Pursuant to this     Assuming Sale of all the
                                  September 30, 2001        Offering          Shares Offered Hereby
--------------------------------------------------------------------------------------------------------
Rudolf J. Mueller(2)                   6,887,700(4)          4,375,000                2,517,700
--------------------------------------------------------------------------------------------------------
Arnold Spellun                         4,062,500(5)          4,062,500                    0
--------------------------------------------------------------------------------------------------------
William D. Witter                      3,750,000             3,750,000                    0
--------------------------------------------------------------------------------------------------------
Robert Manning                         3,987,350(6)          3,506,250                  481,100
--------------------------------------------------------------------------------------------------------
Central Bank and Trust Co.,            3,500,000(7)          3,000,000                  500,000
Trustee of the John C. Mull IRA
--------------------------------------------------------------------------------------------------------
Lindner Asset Management               2,111,478             2,111,478                    0
--------------------------------------------------------------------------------------------------------
Howard Landis                          1,993,750(8)          1,993,750                    0
--------------------------------------------------------------------------------------------------------
Murdock Capital Partners               1,750,000(9)          1,750,000                    0
--------------------------------------------------------------------------------------------------------
Paul K. Willmott(2)(3)                 1,925,767(10)            41,538                1,884,229
--------------------------------------------------------------------------------------------------------
Albert L. Zesiger                      1,250,000             1,250,000                    0
--------------------------------------------------------------------------------------------------------
Newmont Gold Company                   1,200,000             1,200,000                    0
--------------------------------------------------------------------------------------------------------
Dana A. Weiss                          1,187,500(11)         1,187,500                    0
--------------------------------------------------------------------------------------------------------
Wolfson Investment Partners, LP          937,500               937,500                    0
--------------------------------------------------------------------------------------------------------
Hare & Co.                               937,500               937,500                    0
--------------------------------------------------------------------------------------------------------
Dominic J. Mizio                         937,500               937,500                    0
--------------------------------------------------------------------------------------------------------
Mary C. Anderson                         937,500               937,500                    0
--------------------------------------------------------------------------------------------------------
John Rosenthal                           750,000(12)           750,000                    0
--------------------------------------------------------------------------------------------------------
Tucker Anthony Inc, Custodian
for James H. Furneaux, IRA               625,000               625,000                    0
--------------------------------------------------------------------------------------------------------
Leonard Kingsley                         625,000               625,000                    0
--------------------------------------------------------------------------------------------------------
Theeuwes Family Trust                    625,000               625,000                    0
--------------------------------------------------------------------------------------------------------
Murray Capital, LLC                      625,000               625,000                    0
--------------------------------------------------------------------------------------------------------
The Meehan Investment
Partnership I, LP                        625,000               625,000                    0
--------------------------------------------------------------------------------------------------------
Morgan Trust of the Bahamas Trustee      625,000               625,000                    0
--------------------------------------------------------------------------------------------------------
Salvador O. Gutierrez                    625,000               625,000                    0
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
      Name and Relationship        Number of Shares    Maximum Number of       Number of Shares of
      to Company if any(1)          of Common Stock    Shares to be Sold     Common Stock to be Held
                                      Owned as of       Pursuant to this     Assuming Sale of all the
                                  September 30, 2001        Offering          Shares Offered Hereby
--------------------------------------------------------------------------------------------------------
Andrew Heiskell                          625,000               625,000                    0
--------------------------------------------------------------------------------------------------------
Barrie Ramsey Zesiger                    625,000               625,000                    0
--------------------------------------------------------------------------------------------------------
John and Sheila Moore                    525,000(13)           525,000                    0
--------------------------------------------------------------------------------------------------------
Harvey Gelfenbein                        437,500(14)           437,500                    0
--------------------------------------------------------------------------------------------------------
Arcturus Investments LLC                 375,000               375,000                    0
--------------------------------------------------------------------------------------------------------
Everett G. and Debroah D. Agee           350,000(15)           350,000                    0
--------------------------------------------------------------------------------------------------------
A. Carey Zesiger                         312,500               312,500                    0
--------------------------------------------------------------------------------------------------------
Alexa L. Zesiger                         312,500               312,500                    0
--------------------------------------------------------------------------------------------------------
David Zesiger                            312,500               312,500                    0
--------------------------------------------------------------------------------------------------------
Jeanne L. Morency                        312,500               312,500                    0
--------------------------------------------------------------------------------------------------------
Psychology Associates                    312,500               312,500                    0
--------------------------------------------------------------------------------------------------------
Nicola Z. Mullen                         312,500               312,500                    0
--------------------------------------------------------------------------------------------------------
William B. Lazar                         312,500               312,500                    0
--------------------------------------------------------------------------------------------------------
Richard A. Van Horn(3)                   455,416(16)            53,333                 402,083
--------------------------------------------------------------------------------------------------------
Leland O. Erdahl(2)                      269,083(17)            31,573                 237,510
--------------------------------------------------------------------------------------------------------
George R. Ireland(2)                     305,583(18)            31,573                 274,010
--------------------------------------------------------------------------------------------------------
Peter Looram                             250,000               250,000                    0
--------------------------------------------------------------------------------------------------------
John Wright                              250,000               250,000                    0
--------------------------------------------------------------------------------------------------------
Stanley Hockhauser                       250,000               250,000                    0
--------------------------------------------------------------------------------------------------------
Thomas H. Ehrlich(3)                     374,319(19)            30,000                 344,319
--------------------------------------------------------------------------------------------------------
Mark S. Pelizza(3)                       476,353(20)            26,922                 449,431
--------------------------------------------------------------------------------------------------------
Joe H. Card                               62,768                62,768                    0
--------------------------------------------------------------------------------------------------------
Donald and Dan-Thahn Devivo               62,500                62,500                    0
--------------------------------------------------------------------------------------------------------
Richard F. Clement, Jr.                   51,898                51,898                    0
--------------------------------------------------------------------------------------------------------
Craig S. Bartels                          26,256                26,256                    0
--------------------------------------------------------------------------------------------------------

----------
(1) Except as otherwise noted, none of the Selling Stockholders has any relationship with the Company other than as a stockholder.
(2)      Director of the Company.
(3)      Executive Officer of the Company.
(4) Includes (i) 78,300 shares owned by members of Mr. Mueller's family in which Mr. Mueller shares voting and dispositive power, (ii) 1,125,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005 and (iii) 100,000 shares that may be obtained by through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 20,000 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof.
(5) Includes 937,500 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(6) Includes 618,750 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(7) Includes 750,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(8) Includes 318,750 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(9) Includes 750,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.

(10) Includes 638,749 shares that may be obtained through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 746,034 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof. Includes 1,278,018 shares that may be obtained through the exercise of stock options under the Company's deferred compensation plans.
(11) Includes 375,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(12) Includes 187,500 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(13) Includes 225,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(14) Includes 187,500 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(15) Includes 150,000 shares obtainable at $0.14 per share pursuant to warrants that are exercisable through August 21, 2005.
(16) Includes 220,083 shares that may be obtained through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 423,917 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof. Includes 182,000 shares that may be obtained through the exercise of stock options under the Company's deferred compensation plans.
(17) Includes 125,250 shares that may be obtained through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 750 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof. Includes 110,760 shares that may be obtained through the exercise of stock options under the Company's deferred compensation plans.
(18) Includes 124,250 shares that may be obtained through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 750 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof. Includes 110,760 shares that may be obtained through the exercise of stock options under the Company's deferred compensation plans.
(19) Includes 204,660 shares that may be obtained through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 412,800 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof. Includes 137,259 shares that may be obtained through the exercise of stock options under the Company's deferred compensation plans.
(20) Includes 174,047 shares that may be obtained through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 396,600 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof. Includes 30,785 shares that may be obtained through the exercise of stock options under the Company's deferred compensation plans.

                              PLAN OF DISTRIBUTION

         The Securities may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market at prices and on terms then prevailing or in negotiated transactions.

         Brokers may receive compensation in the from of customary brokerage commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with sales pursuant hereto. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

         Certain costs, expenses and fees in connection with the registration of the Securities, including certain costs of legal counsel for the Selling Stockholders, will be borne by us. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Securities will be borne by the Selling Stockholders, as may a portion of the costs of legal counsel for the Selling Stockholders. The Selling Stockholders have agreed to indemnify the Company, all other prospective holders of the shares registered hereby or any underwriter, as the case may be, and any of the respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Securities pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, we have agreed to indemnify the Selling Stockholders, all other prospective holders of the share registered hereby or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Securities pursuant to this Prospectus, including liabilities arising under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     EXPERTS

         The consolidated financial statements included in this Prospectus have been included in reliance on the report of Hein + Associates LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                           VALIDITY OF THE SECURITIES

         The validity of the Securities offered hereby was passed upon for the Company by Baker & Hostetler LLP, our legal counsel.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Northwest Atrium Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 233 Broadway, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

      The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act of 1933 (the "Securities Act"), of which this Prospectus constitutes a part, with respect to the shares of Common Stock offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20459, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.

      In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission web site address is (http://www.sec.gov).

                   GLOSSARY OF CERTAIN URANIUM INDUSTRY TERMS



claim A claim is a tract of land, the right to mine of which is held under the federal General Mining Law of 1872 and applicable local laws.

concentrates               A product from a uranium mining and milling facility,
                           which is commonly referred to as uranium concentrate or U/3/O/8/.

conversion                 A process whereby uranium concentrates are converted
                           into forms suitable for use as fuel in commercial nuclear reactors.

cut-off grade              Cut-off grade is determined by the following formula
                           parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and uranium prices.

gross acres                Total acres under which we have mineral rights and
                           can mine for uranium.

Indian Country             A term derived from jurisdictional determinations in
                           criminal law enforcement proceedings under 18 U.S.C.
                           ss. 1151 and understood to encompass territory situated within Indian reservations, land owned by Indian allottees and land within a dependent Indian community.

lixiviant                  When used in connection with uranium in situ leach
                           mining, a solution that is pumped into a permeable uranium ore body to dissolve uranium in order that a uranium solution can be pumped from production wells.

net acres                  Actual acres under lease which may differ from gross
                           acres when fractional mineral interests are not leased.

ore Naturally occurring material from which a mineral or minerals of economic value can be extracted at a reasonable profit.

over feeding               Operating enrichment plants in a manner that reduces
                           plant operating costs but increases the amount of uranium required to produce a given quantity of enriched uranium.

probable reserves          Reserves for which quantity and grade and/or quality
                           are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven reserves            Reserves for which (a) quantity is computed from
                           dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

reclamation                Reclamation involves the returning of the surface
                           area of the mining and wellfield operating areas to a condition similar to pre-mining.

recoverable reserves       Reserves that are either proven or probable, are
                           physically minable, and can be profitably recovered under conditions specified at the time of the appraisal, based on a positive feasibility study. The calculation of minable reserves is adjusted for potential mining recovery and dilution.

reserve That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

restoration                Restoration involves returning an aquifer to a
                           condition consistent with our pre-mining use and removing evidences of surface disturbance. The restoration of wellfield can be accomplished by flushing the ore zone with native ground water and/or using reverse osmosis to remove ions to provide clean water for reinjection to flush the ore zone.

resources                  A resource is a concentration of naturally occurring
                           minerals in such a form that economic extraction is potentially feasible.

roll front                 The configuration of sedimentary uranium ore bodies
                           as they appear within the host sand. A term that depicts an elongate uranium ore mass that is "C" shaped.

spot price                 The price at which uranium may be purchased for
                           delivery within one year.

surety obligations         A bond, letter of credit, or financial guarantee
                           posted by a party in favor of a beneficiary to ensure the performance of its or another party's obligations, e.g., reclamation bonds, workers' compensation bond, or guarantees of debt instruments.

tailings Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted; or that portion of the ore which remains after the valuable minerals have been extracted.

Trade Tech                 A Denver-based publisher of information for the
                           nuclear fuel industry; the successor to the information services business of Nuexco.

uranium or uranium
  concentrates             U/3/O/8/, or triuranium octoxide.

U/3/O/8/ Triuranium octoxide equivalent contained in uranium concentrates, referred to as uranium concentrate.

waste Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

              URANIUM RESOURCES, INC. AND CONSOLIDATED SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Financial Statements
For The Years Ended December 31, 2000 and 1999

Independent Auditor's Report...............................................F-2

Report of Independent Public Accountants...................................F-2

Consolidated Balance Sheets................................................F-3

Consolidated Statements of Operations......................................F-5

Consolidated Statements of Common Shareholders' Equity.....................F-6

Consolidated Statements of Cash Flows......................................F-7

Notes to Consolidated Financial Statements.................................F-8


Consolidated Financial Statements
For The Six Months Ended June 30, 2001

Consolidated Balance Sheets................................................F-23

Consolidated Statements of Operations......................................F-24

Consolidated Statements of Cash Flows......................................F-25

Notes to Consolidated Financial Statements.................................F-26

         The accounts of the Company are maintained in United States dollars. All dollar amounts in the financial statements are stated in United States dollars except where indicated.

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Uranium Resources, Inc.
Lewisville, Texas


We have audited the accompanying consolidated balance sheets of Uranium Resources, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uranium Resources, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses due to depressed uranium prices and future working capital requirements are dependent on the Company's ability to generate profitable operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


HEIN + ASSOCIATES LLP

Dallas, Texas
June 1, 2001

                             URANIUM RESOURCES, INC.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                      December 31,
                                              -----------------------------
                                                  2000             1999
                                              ------------     ------------
Current assets:
   Cash and cash equivalents                  $    212,523     $    493,567
   Receivables, net                                 20,883        1,155,198
   Uranium inventory                                    --          112,901
                                              ------------     ------------
   Materials and supplies inventory                 69,598           70,319
   Prepaid and other current assets                 19,912           45,913
                                              ------------     ------------
        Total current assets                       322,916        1,877,898
                                              ------------     ------------

Property, plant and equipment, at cost:
   Uranium properties                           99,532,193       99,400,677
   Other property, plant and equipment             383,166          383,229
   Less-accumulated depreciation,
        depletion and impairment               (99,141,105)     (97,578,333)
                                              ------------     ------------
        Net property, plant and equipment          774,254        2,205,573

Long-term investment:
        Certificate of deposit, restricted       2,858,895        3,651,758

Other assets                                         4,299            4,299
                                              ------------     ------------
                                              $  3,960,364     $  7,739,528
                                              ============     ============


               The accompanying notes to financial statements are an integral part of these consolidated statements.

                             URANIUM RESOURCES, INC.

                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND SHAREHOLDERS' DEFICIT


                                                      December 31,
                                              -----------------------------
                                                  2000             1999
                                              ------------     ------------

Current liabilities:
   Accounts payable                           $    199,183    $    396,836
   Notes payable                                        --         575,000
   Accrued interest payable                             --           2,336
   Current portion of long-term debt                   581           5,000
   Royalties payable                                    --          64,922
   Current portion of restoration reserve           83,000          83,000
   Other accrued liabilities                       201,281         164,646
                                              ------------    ------------
        Total current liabilities                  484,045       1,291,740
                                              ------------    ------------

Other long-term liabilities and
  deferred credits                               5,010,631       6,474,680

Long-term debt, less current portion               585,000       6,372,208

Commitments and contingencies
  (Notes 2 and 12)

Shareholders' deficit:
        Common stock, $.001 par value,
          shares authorized: 35,000,000;
          shares issued and outstanding
          (net of treasury shares):
          2000 - 22,740,366
          1999 - 12,341,290                         22,893          12,494

        Paid-in capital                         48,240,477      40,737,736
        Accumulated deficit                    (50,373,264)    (47,139,912)
        Less: Treasury stock (152,500
                shares), at cost                    (9,418)         (9,418)
                                              ------------    ------------
             Total shareholders' deficit        (2,119,312)     (6,399,100)
                                              ------------    ------------
                                              $  3,960,364    $  7,739,528
                                              ============    ============


     The accompanying notes to financial statements are an integral part of these consolidated statements.

                             URANIUM RESOURCES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Year Ended December 31,
                                                        ----------------------------
                                                            2000            1999
                                                        ------------    ------------
Revenues:
   Uranium sales -
        Produced uranium                                $    121,954    $  2,281,335
        Purchased uranium                                    815,148       4,973,741
                                                        ------------    ------------
            Uranium sales                                    937,102       7,255,076

   Other uranium revenues                                    144,793       1,289,600
                                                        ------------    ------------
                Total revenues                             1,081,895       8,544,676

Costs and expenses:
   Cost of uranium sales -
        Direct cost of purchased uranium                     799,850       4,285,100
        Royalties                                             16,626         145,690
        Operating expenses                                   734,118       2,913,444
        Provision for restoration and reclamation
          costs                                               12,387         234,537
        Depreciation and depletion                           194,021         935,056
   Writedown of uranium properties and
      other uranium assets                                 1,414,868      38,454,955
                                                        ------------    ------------
                Total cost of uranium sales                3,171,870      46,968,782
                                                        ------------    ------------

   Loss from operations
      before corporate expenses                           (2,089,975)    (38,424,106)

   Corporate expenses -
        General and administrative                         1,359,381       2,036,150
        Depreciation                                          22,572          24,711
                                                        ------------    ------------
                  Total corporate expenses                 1,381,953       2,060,861
                                                        ------------    ------------
Loss from operations                                      (3,471,928)    (40,484,967)

Other income (expense):
        Interest expense, net of capitalized interest       (126,859)       (226,841)

        Interest and other income, net                       365,435         608,264
                                                        ------------    ------------
Loss before federal income taxes                          (3,233,352)    (40,103,544)

Federal income tax provision (benefit):

   Deferred                                                     --          (263,810)
                                                        ------------    ------------
Net loss                                                $ (3,233,352)   $(39,839,734)
                                                        ============    ============

Net loss per common share:
     Basic
     Diluted                                            $      (0.19)   $      (3.27)
                                                        ============    ============
                                                        $      (0.19)   $      (3.27)
                                                        ============    ============

               The accompanying notes to financial statements are an integral part of these consolidated statements.

                             URANIUM RESOURCES, INC.
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                   Common Stock                         Accumulated
                                          ---------------------------     Paid-In        Earnings      Treasury
                                             Shares         Amount        Capital        (Deficit)      Stock
                                          ------------   ------------   ------------   ------------    --------
Balances, December 31, 1998                 12,053,027   $     12,205   $ 40,629,923   $ (7,300,187)   $(9,418)

     Net loss                                     --             --             --      (39,839,734)      --

Common stock issuance to officers
and directors for deferred compensation        288,263            289        107,813           --         --
                                          ------------   ------------   ------------   ------------    -------
Balances, December 31, 1999                 12,341,290   $     12,494   $ 40,737,736   $(47,139,921)   $(9,418)
                                          ------------   ------------   ------------   ------------    -------

     Net loss                                     --             --             --       (3,233,352)      --
     Common stock issuance for
          deferred compensation                 67,598             68         25,282           --         --
     Common stock issuance for debt          2,111,478          2,111      6,269,635           --         --
     Common stock issuance for
          services                             720,000            720        465,324           --         --
     Common stock issuance for cash          7,500,000          7,500        742,500           --         --
                                          ------------   ------------   ------------   ------------    -------
Balances, December 31, 2000                 22,740,366   $     22,893   $ 48,240,477   $(50,373,273)   $(9,418)
                                          ============   ============   ============   ============    =======

               The accompanying notes to financial statements are an integral part of these consolidated statements.

                             URANIUM RESOURCES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year Ended December 31,
                                                                ----------------------------
                                                                    2000            1999
                                                                ------------    ------------
Cash flows from operations:
   Net loss                                                     $ (3,233,352)   $(39,839,734)
   Reconciliation of net loss to cash provided by operations-
        Provision for restoration and reclamation costs               12,387         234,537
        Depreciation and depletion                                   216,593         959,767
        Writedown of uranium properties and other assets           1,414,868      38,454,955
        Credit for deferred income taxes                                --          (263,810)
        Decrease in restoration and reclamation accrual             (784,220)       (344,187)
        Other non-cash items, net                                    207,679       1,321,820
                                                                ------------    ------------
Cash flow provided by (used in) operations, before
   changes in operating working capital items                     (2,166,045)        523,348
Effect of changes in operating working capital items-
   Decrease in receivables                                         1,134,315         327,608
   Decrease in inventories                                            42,832         624,839
   Increase in prepaid and other current assets                       (3,206)       (150,078)
   Decrease  in payables and accrued liabilities                    (228,276)     (1,795,256)
                                                                ------------    ------------
Net cash provided by (used in) operations                         (1,220,380)       (469,539)

Investing activities:
   (Increase) decrease in investments                                792,863          (2,432)
   (Additions) reductions to property, plant and equipment -
        Kingsville Dome                                               60,734        (137,208)
        Rosita                                                      (159,043)        (77,307)
        Vasquez                                                      (40,658)        (58,607)
        Alta Mesa                                                       --           (36,679)
        Churchrock                                                  (108,274)       (665,717)
        Crownpoint                                                   243,255        (873,767)
        Other property                                               (19,546)        219,168
                                                                ------------    ------------
Net cash provided by (used in) investing activities                  769,331      (1,632,549)

Financing activities:
   Proceeds from borrowings                                             --         2,875,000
   Payments of principal                                            (579,995)     (3,992,911)
   Issuance of common stock and warrants, net                        750,000            --
                                                                ------------    ------------
Net cash provided by (used in) financing activities                  170,005      (1,117,911)
                                                                ------------    ------------
Net decrease in cash and cash equivalents                           (281,044)     (3,219,999)
Cash and cash equivalents, beginning of period                       493,567       3,713,566
                                                                ------------    ------------
Cash and cash equivalents, end of period                        $    212,523    $    493,567
                                                                ============    ============

               The accompanying notes to financial statements are an integral part of these consolidated statements.

1        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Description of Company

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of Uranium Resources, Inc. ("URI") and its wholly owned subsidiaries (collectively "the Company"). All significant intercompany transactions have been eliminated in consolidation.

         URI was formed in 1977 and domesticated in Delaware in 1987. The Company is primarily engaged in the business of acquiring, exploring, developing and mining uranium properties, using the in situ leach ("ISL") or solution mining process. The primary customers of the Company are major utilities who utilize nuclear power to generate electricity. The Company continuously evaluates the creditworthiness of its customers. The Company has been, in the past, involved in a number of significant ISL uranium mining joint venture arrangements and has also provided consulting, plant design and construction expertise to other companies. At present the Company owns both producing and development properties in South Texas and development properties in New Mexico. The Company's Rosita and Kingsville Dome uranium production facilities in South Texas resumed operations in June 1995 and March 1996. Production was ceased at both sites in the first quarter of 1999 when each of the production facilities were shut-in and placed on stand-by due to depressed uranium prices. Groundwater restoration activities are currently ongoing at both Kingsville Dome and Rosita.

Inventories

         Uranium inventory consists of uranium concentrates (U/3/O/8/) located at the Company's Rosita and Kingsville Dome sites and also at converters awaiting delivery to customers. All uranium inventories are valued at the lower of cost (first-in, first-out) or market. The cost of produced uranium includes all operating production costs, and provisions for depreciation, depletion and future restoration obligations. Materials and supplies inventory is valued at the lower of average cost or market.

Property, Plant and Equipment

Uranium Properties

         Capitalization of Development Costs - All acquisition, exploration and development costs (including financing, salary and related overhead costs) incurred in connection with the various uranium properties are capitalized. Gains or losses are recognized upon the sale of individual property interests. All costs incurred in connection with unsuccessful acquisition and exploration efforts and abandoned properties are charged to expense when known. All properties with significant acquisition or incurred costs are evaluated for their realizability on a property-by-property basis. Any impairment of such costs is recognized by providing a valuation allowance (see Note 3 - "Uranium Properties - Property Realizability"). Total exploration and evaluation costs capitalized in 2000 and 1999 were $5,000 and $161,000, respectively.

         Depreciation and Depletion - In general, depletion of uranium mineral interests and related development costs is computed on a property-by-property basis using the units-of-production method based on the proved and probable recoverable uranium reserves as estimated periodically by the Company's geologists and engineers. Depreciation and depletion is provided on the investment costs, net of salvage value, of the various uranium properties' production plants and related equipment using the estimated production life of the uranium reserves. Other ancillary plant equipment and vehicles are depreciated using a straight line method based upon the estimated useful lives of the assets.

Other Property

         Other property consists of corporate office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Capitalization of Interest

         The Company capitalizes interest cost with respect to properties undergoing exploration or development activities that are not subject to depreciation or depletion. The average interest rate on outstanding borrowings during the period is used in calculating the amount of interest to be capitalized. Interest capitalized in the twelve months ended December 31, 2000 and 1999 amounted to $61,000 and $620,000, respectively. Total interest costs in these periods were $188,000 and $847,000, respectively.

Restoration and Reclamation Costs

         Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality to the pre-existing mine area average quality. Accruals for the estimated future cost of restoration and reclamation are made on a per-pound basis as part of production costs, or when it is determined by an engineering study that an adjustment to the accrual is required.

Revenue Recognition for Certain Uranium Sales

         The Company recognizes revenue from the sale of uranium under which substantially all of its obligations related to the delivery have been completed. Under certain uranium sales contracts which contain origin-specific delivery requirements, the revenue from the portion of a sale which requires the satisfaction of future obligations is recorded as unearned revenue until these commitments are satisfied. Commitments that are expected to be completed within one year are classified as current; all others are recorded as long-term deferred credits.

Earnings Per Share

         Net earnings (loss) per common share - basic has been calculated based on the weighted average shares outstanding during the year and net earnings
(loss) per common share - diluted has been calculated assuming the exercise or conversion of all dilutive securities. Due to net losses incurred for the two years presented there were no dilutive securities included in any of these years.

         The weighted average number of shares used to calculate basic and diluted loss per share were 17,335,000 and 12,178,000 in 2000 and 1999, respectively. The potential common stock that was excluded from the calculation of diluted earnings per share were 3,605,094 and 2,319,690 in 2000 and 1999, respectively.

Unamortized Debt Issuance Costs

         Debt discount and related expenses arising from the issuance of debt securities are amortized by the effective interest method.

Consolidated Statements of Cash Flows

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         Additional disclosures of cash flow information follow:

                                         Twelve Months Ended December 31,
                                           2000                   1999
                                         --------               ---------
Cash paid during the period for:
     Interest                            $110,000               $351,000

         The change in inventories in the Consolidated Statements of Cash Flows during 2000 and 1999 excludes the changes in uranium inventories for non-cash capitalized restoration and depreciation and depletion provisions. Such decreases totaled ($71,000) and ($241,000), respectively.

         Additional non-cash transactions occurred in 2000 and 1999 and such transactions are summarized as follows:

In 2000, the Company issued approximately 68,000
shares of common stock to certain directors in
satisfaction of compensation deferred by those
individuals.                                                        $25,000

In 2000, the Company issued 720,000 shares of common
stock to its regulatory counsel in satisfaction of
outstanding indebtedness.                                          $466,000

In 2000, the Company issued approximately 2,111,000
shares of common stock for the conversion of the
convertible note and accrued interest to Lindner
Investments and Lindner Dividend Fund.                           $6,272,000

In 1999, the Company issued approximately 288,000
shares of common stock to certain officers and
directors in satisfaction of compensation deferred by
those individuals.                                                 $108,000

Restricted Cash

         At December 31, 2000 and 1999 the Company had pledged a certificate of deposit of $2,859,000 and $3,652,000 respectively, in order to collateralize surety bonds required for future restoration and reclamation obligations related to the Company's South Texas production and development properties. These funds are not readily available to the Company and are not included in cash equivalents.

         In October 2000, the Company finalized an agreement with Texas regulatory authorities and the Company's bonding company that provided the Company access to up to $2.2 million of Company funds pledged to secure the Company's restoration bonds. Approximately $821,000 has been released to the Company through December 31, 2000. The funds are being used by the Company to perform restoration at the Company's Kingsville Dome and Rosita mine sites in South Texas. The term of the agreement runs through the end of 2001.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specifically regarding the Company's uranium properties, significant estimates were utilized in determining the carrying value of these assets. The actual value received from the disposition of these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

Risks and Uncertainties

         Historically, the market for uranium has experienced significant price fluctuations. Prices are significantly impacted by global supply and demand which is affected by the demand for nuclear power, political and economic conditions, governmental legislation in uranium producing and consuming countries, and production levels and costs of production of other producing companies. Increases or decreases in prices received could have a significant impact on the Company's future results of operations.

2        FUTURE OPERATIONS

         The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because uranium prices were depressed to a level below the cost of production, the Company ceased production activities in 1999 at both of its two producing properties. In 1999 and the first quarter of 2000 the Company monetized all of its remaining long-term uranium sales contracts and sold certain of its property and equipment to maintain a positive cash position. The market price of uranium continues to be below the Company's cost to produce uranium and the price needed to obtain the necessary financing to allow development of new production areas at the Company's South Texas sites.

         During 2000, the Company sought to raise funds to permit it to continue operations until such time uranium prices increase to a level that will permit the Company to resume mining operations. In August 2000 and April 2001 the Company completed two private placements raising an aggregate of $2,835,000 through the issuance of 33,562,500 shares of common stock and warrants expiring in August 2005 to purchase an additional 5,625,000 shares of Common Stock. As adjusted for the April offering, the exercise price of the warrants is $0.14 per share. The funds raised in the private placements are to be used to fund the non-restoration overhead costs of the Company. The shares issued in the private placements represent approximately 69% of the outstanding Common Stock of the Company. The completion of the private placements resulted in a significant dilution of the current stockholders' equity in the Company.

         In addition, in October 2000, the Company finalized an agreement with Texas regulatory authorities and the Company's bonding company that provided the Company access to up to $2.2 million in additional funding. Approximately $1,527,000 has been released to the Company through March 31, 2001 to perform restoration at the Company's Kingsville Dome and Rosita mine sites in South Texas. The term of the restoration agreement runs through the end of 2001.

         Assuming that the Company is able to continue funding its restoration of the Kingsville Dome and Rosita mine sites through extensions to its agreement with Texas regulatory authorities and the Company's bonding company, the Company estimates it will have the funds to remain operating into approximately mid to late 2002. Additional funds will be required for the Company to continue operating after that date. The Company's current agreement with the Texas regulatory authorities and its bonding company extends through 2001. The Company cannot guarantee that it will be able to extend such agreement beyond 2001, or that any extension of the agreement that is negotiated will contain the same terms and conditions.

         The Company would require additional capital resources to fund the development of its undeveloped properties. There is no assurance the Company will be successful in raising such capital or that uranium prices will recover to levels which would enable the Company to operate profitably. These factors, raise substantial doubt concerning the ability of the Company to continue as a going concern.


3        URANIUM PROPERTIES

Property Realizability

         The Company's potential illiquidity has necessitated a reevaluation of the Company's method of valuing its uranium properties for accounting purposes as of December 31, 1999 and 2000. Prior to the fourth quarter of 1999, the Company had valued its uranium properties on a held for production basis, i.e., assuming that each property would be ultimately placed into production. Because of the Company's potential illiquidity, the Company has determined that it should value these properties on a held for sale basis.

         On a held for sale basis the Company has determined that the discounted cash flow method is the most reasonable method for valuing the properties, because of a lack of any data on sales of comparable properties or any other method that is reasonably available. Under this method, the Company reduced the carrying value of its uranium properties by $38.4 million in 1999 and $1.4 million in 2000 with a corresponding charge against earnings, resulting in a deficit shareholders' equity of $2.1 million at December 31, 2000.

Kingsville Dome Property

         In 1981, the Company acquired an exploration property in South Texas, known as Kingsville Dome, from Exxon Corporation. After significant production in 1988-1990, the property was put on a standby basis because of low uranium spot prices and production ceased in September 1990.

         Wellfield development activities began in December 1995 at Kingsville Dome which lead to the resumption of production at the property in March 1996. Production in 1998 totaled 445,000 pounds at an average cost of approximately $16.93 per pound.

         The Company ceased uranium production operations in the first quarter of 1999 and the property was placed on standby. Production in 1999 totaled 61,000 pounds.

         Cost of uranium sales in 1999 and 2000 in the Consolidated Statements of Operations includes $1,088,000 and $500,000, respectively of costs incurred to maintain the facility while Kingsville Dome was on standby and not in production. At December 31, 2000, the Company believes that the property contains a significant amount of undeveloped uranium resource. The Company changed its methodology in estimating the valuation of its uranium properties at December 31, 1999. This change in valuation methods resulted in significant writedowns in the carrying value of its uranium properties and resulted in a writedown of approximately $5.2 million and $104,000 in 1999 and 2000, respectively for the Kingsville Dome property. The net carrying value of the property was approximately $389,000 at December 31, 2000.

Rosita Property

         In late 1985, the Company acquired several lease holdings in a uranium prospect ("Rosita") in South Texas. Construction and development activities began in the first quarter of 1990 and were completed in September 1990 with production commencing immediately thereafter. The property was originally put on a standby basis and production ceased in March 1992.

         Wellfield development activity began in early 1995 at Rosita which lead to the resumption of production at the property in June 1995. Production in 1998 totaled 178,000 pounds at an average cost of approximately $17.55 per pound. The Company ceased uranium production operations in the first quarter of 1999 and the property was placed on standby. Production in 1999 totaled 48,000 pounds.

         Cost of uranium sales in 1999 and 2000 in the Consolidated Statements of Operations includes $527,000 and $272,000, respectively of costs incurred to maintain the facility while Rosita was on standby and not in production. The Company has changed its methodology in estimating the valuation of its uranium properties at December 31, 1999. This change in valuation methods resulted in significant writedowns in the carrying value of its uranium properties and resulted in a writedown of approximately $544,000 and $62,000 in 1999 and 2000, respectively for the Rosita property. The net carrying value of the property at December 31, 2000 was approximately $277,000.

Vasquez Property

         The Company holds two mineral leases on 842 gross and net acres located in southwestern Duval County, in south Texas.

         The secondary lease term for this property expired in February 2000. URI tendered payment under the shut-in royalty clause of the lease in 2000 and 2001 and also holds its rights to the property through continuous development clauses in the lease. The lessor returned the Company's shut-in royalty payments for 2000 without disclosing their reasons for rejecting the Company's payment. The Company believes that it will continue to hold its rights to the property under either the shut-in royalty or the continuing development clauses of the lease. The leases provide for royalties based on uranium sales.

         All of the required permits to begin uranium production for this property have been received from the Texas Natural Resource Conservation Commission and the Texas Department of Health.

          The Company changed its methodology in estimating the valuation of its uranium properties at December 31, 1999. This change in valuation methods resulted in significant writedowns in the carrying value of its uranium properties and resulted in a writedown of approximately $1,332,000 and $900,000 in 1999 and 2000, respectively for the Vasquez property. The net carrying value of the property was written down to zero at December 31, 2000.

Alta Mesa Property

         In June 1996, the Company acquired the Alta Mesa property consisting of 4,575 acres of leases in South Texas for a cash payment of $4 million of which $1 million was recoverable against one-half of future royalties. In December 1998, the Company terminated the lease agreement and wrote off the net carrying value of $5,021,000. Total cost expensed in 1999 relating to the property totaled $37,000.

Churchrock Properties

         In December 1986, the Company acquired properties in the Churchrock region of New Mexico.

         In September 1991, an additional 200 acres of leases were obtained in exchange for a future production royalty payment which, based upon the expected selling price of the uranium production, may vary between 5% and 10%.

         Permitting activities are currently ongoing on both of these properties. The net carrying value of these properties were written down to zero. Such writedown resulted in a pre-tax charge against earnings of approximately $9,624,000 and $109,000 in 1999 and 2000, respectively.

Crownpoint Property

         In August 1988, the Company acquired the Crownpoint property, consisting of 163 acres of leases and related equipment and buildings for cash payments of $550,000, amounts payable in future years of $950,000 and a sliding scale overriding royalty on future production. The present value of the future payable amount, $407,054 at December 31, 1996, is recorded as a purchase money obligation. Additionally, also in 1988, the Company staked 321 acres of claims in the same area. In August 1993, the Company acquired approximately 959 acres of leases adjoining the Crownpoint properties. The net carrying value of these properties were written down to approximately $61,000 at December 31, 2000. Such writedown resulted in a pre-tax charge against earnings of approximately $9,919,000 and $200,000 in 1999 and 2000, respectively.

Santa Fe Properties

         In March 1998 the Company acquired from Santa Fe certain uranium mineral interests and exploration rights for uranium in New Mexico. The major components of the transaction include the following detail.

         The Properties. The properties consist of: (a) 37,000 acres as to which the Company has acquired a fee interest in the entire mineral estate, excluding coal ("Category I Properties"); (b) approximately 140,000 acres as to which the Company has acquired the fee interest in uranium (the "Category II

Properties"); and (c) approximately 346,000 acres as to which the Company has acquired the exclusive right to explore for uranium (the "Category III Properties").

         The Company is obligated to spend on exploration $200,000 per year for the ten year period starting in March 1998 and $400,000 per year for the seven year period starting in March 2007. This expenditure can be made on any of the Category II or Category III properties. The net carrying value of the property was written down to zero. Such writedown resulted in a pre-tax charge against earnings of approximately $11,547,000 and $18,000 in 1999 and 2000, respectively.

4        CONTRACT COMMITMENTS

Sales Contracts

         Long-term contracts have historically been the primary source of revenue to the Company. At the beginning of 1999 the Company had four long-term contracts for deliveries over the next two, three and four years of approximately $26.9 million in revenues. During 1999, the Company assigned its delivery rights for 2000 through 2002 under one of these contracts and also accelerated the scheduled deliveries under another contract into the fourth quarter of 1999. These transactions coupled with additional transactions made in the first quarter of 2000 converted the value of the Company's long-term sales contracts and exhausted its sales contract portfolio. Currently, the Company does not have any remaining scheduled uranium deliveries under contract.

         The Company must secure new profitable uranium sales contracts in order for it to continue in existence. Demonstrated profitability under such new contracts will form the basis for the Company to be able to secure the requisite financing/equity infusion to resume production at its mine sites. The profitability under such new contracts will depend on a number of factors including the cost of producing uranium at the Company's mining properties, the Company's ability to produce uranium to meet its sales commitments and the spot market price of uranium.

         All uranium sales revenues for the twelve months ended December 31, 2000 were from sales to one customer for a total of $937,000. Uranium sales revenues for the twelve months ended December 31, 1999 were from sales to four customers, all of which represented more than 10% of total uranium revenues. Sales to these four customers totaled $2,229,000, $2,106,000, $1,800,000 and $1,119,000 in 1999.

         In June 1999 the Company assigned its rights to deliver uranium for the years 2000 through 2002 (the final three years) under a uranium sales contract. In exchange for the assignment, the Company received 124,000 pounds of uranium inventory in July 1999. The transaction was valued at $10.40 per pound for the uranium inventory received (the spot market price of uranium) and resulted in increased revenue, earnings from operations and income before income taxes of $1,290,000 in 1999.

5        SHORT-TERM DEBT

NationsBank Credit Agreement

         In May 1996 the Company entered into a $3.0 million revolving-credit facility with NationsBank, N.A. ("Nations"). In July 1997 the facility was renewed and expanded to $5.0 million for a two-year term. The facility was renewed again for $3.0 million in July 1999 for a one-year term. This facility was secured by the Company's uranium inventory and/or its receivables from its uranium sales contracts with interest on the loan accruing at the prime rate plus 1%. In 2000 the facility expired and all remaining principal and interest payments were made.

6        LONG-TERM DEBT

Lindner Note

         On May 25, 1995 the Company entered into an agreement with Lindner Investments and Lindner Dividend Fund, (the "Lender") two mutual funds managed by Ryback & Associates, for a $6 million secured convertible note with the Company (the "Lindner Note"). The Lindner Note was initially issued for a term of three years and bore interest at an annual rate of 6.5% and was convertible at any time during the three-year term into 1.5 million shares of the Company's common stock at an initial conversion price of $4.00 per share. The Lender also received a three-year warrant to purchase 1.5 million shares of the Company's common stock at an initial price of $4.00 per share. In 1995, the Lender exercised 500,000 shares of warrants under the agreement for an infusion of $2.0 million to the Company. Certain other financial advisors associated with the transaction were granted warrants and options to purchase up to 150,000 shares at an initial exercise price of $4.00 per share. As of December 31, 2000, these certain other financial advisors have exercised 62,500 shares of warrants under the agreement and 37,500 shares of warrants have expired.

         In March 1998, the Company entered into an agreement with the Lender to extend the maturity date of the Lindner Note to May 31, 2000. The note was convertible at any time during this term into 2.0 million shares of the Company's common stock at a conversion price of $3.00 per share. In connection with this transaction the Company allocated $408,000 for the value of the warrants resulting in an effective rate of 10% on the refinanced note. All costs associated with these warrants have been amortized.

         In February 2000, the entire $6,000,000 plus accrued interest of $334,000 were converted into 2,111,478 shares of the Company's common stock. The remaining warrants expired unexercised on May 31, 2000.

Benton Convertible Note

         During 1994, the Company engaged in certain transactions with companies controlled by Mr. Oren L. Benton (the "Benton Companies"). In 1995, Benton and various of the Benton Companies filed for protection under Chapter 11 of the Federal Bankruptcy Code (the "Benton Bankruptcy"). In 1998 the Trustee sought recovery of approximately $1.6 million of payments made by certain of the Benton Companies to the Company, claiming that the payments and advances were avoidable as preferential and/or fraudulent transfers. On July 17, 2000, the parties entered into a settlement agreement whereby the Company issued a $135,000 Convertible Note due July 17, 2005, assigned its rights under a $65,000 Promissory Note from Benton and assigned certain claims against Union Bank of Switzerland in settlement of the complaint. Interest on the Convertible Note is due at maturity and the Note bears interest at a rate of 6% per annum. The Company may prepay the Note at any time and the holder of the Note may convert all principal and accrued interest into shares of the Company's common stock at a conversion price of $0.75 per share.

Summary of Long-Term Debt

                                                     At December 31,
                                                  -----------------------
                                                    2000          1999
                                                  --------     ----------
Long-term debt of the Company consists of:
     Lindner Note                                 $   --       $5,921,632
     Crownpoint property (Note 3)                  450,000        450,000
     Benton Convertible Note                       135,000           --
     Other                                             581          5,576
                                                  --------     ----------
                                                   585,581      6,377,208
     Less - Current portion                            581          5,000
          Total long-term debt                    $585,000     $6,372,208
                                                  ========     ==========

Maturities of long-term debt are as follows:

For the Twelve Months Ended:       For the Twelve Months Ended:
---------------------------        ---------------------------
December 31, 2001          $581    December 31, 2004              $    --
December 31, 2002           --     December 31, 2005 and beyond    585,000
December 31, 2003           --

7        RELATED-PARTY TRANSACTIONS

         During 1994, the Company engaged in certain transactions with companies controlled by Mr. Oren L. Benton (the "Benton Companies") as described in Note 6.


8        SHAREHOLDERS' EQUITY

Common Stock

Common Stock Issued in 1999

         In 1999, the Company issued 288,263 shares of common stock to certain officers and directors of the Company in connection with the Uranium Resources, Inc. 1999 Deferred Compensation Plan (the "Plan"). The Plan was approved by a vote of the shareholders at the June 18, 1999 Annual Meeting.

Common Stock Issued in 2000

         In 2000, the Company issued 67,598 shares of common stock to certain directors of the Company in connection with the Plan in satisfaction of compensation deferred by those individuals.

         In August 2000, the Company raised $750,000 of equity by the issuance of 7.5 million shares of Common Stock at $0.10 per share to a group of private investors. The investors were also issued five-year warrants to purchase an aggregate of 5,475,000 shares of Common Stock at an exercise price of $0.14 per share that are exercisable through August 2005.

Increase in Authorized Shares

         In March 2001 the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the "Common Stock"), from 35,000,000 to 100,000,000. Stockholders also approved an amendment to the Company's 1995 Stock Incentive Plan (the "1995 Plan") to increase the number of shares of the Company's Common Stock eligible for issuance under the 1995 Plan from 1,250,000 shares to 4,000,000 shares.

Settlement of Regulatory Counsel Indebtedness

         The Company reached a compromise with its regulatory counsel settling an outstanding indebtedness of approximately $566,000 for a payment of $100,000 in cash, the assignment of certain claims, the issuance of 720,000 shares of Common Stock and an agreement to issue up to an additional 200,000 shares upon the occurrence of certain events.

Lindner Note Conversion

         In February 2000, the Company converted the Lindner Note as discussed in Note 6, into 2,111,478 shares of common stock. See Note 6 - Long-Term Debt "Lindner Note" for further discussion.

Financial Advisors' Options

         On May 25, 1995, the Company granted options to purchase 50,000 shares at an initial conversion price of $4.00 per share to certain financial advisors associated with the Lindner Note transaction. The options were immediately exercisable and expired unexercised on March 6, 2000.

Stock Options

Directors Stock Options

         On May 25, 1995, the Company granted options to certain directors of URI, to purchase 200,000 shares of the Company's common stock at an exercise price of $4.50 per share. All such options are immediately exercisable and were originally scheduled to expire May 24, 1998 or 30 days after the holder ceases to be a director of the Company or one year after such holder's death, whichever occurs first. In November 1997, the term of these options was revised for three years and the exercise price was increased to $4.75 per share. None of these options have been exercised as of December 31, 2000 and 100,000 of these options remain outstanding.

         On August 16, 1995, the Company granted options to a director of URI, to purchase 100,000 shares of the Company's common stock at an exercise price of $8.38 per share which was the fair market value of a share of common stock on August 16, 1995. Such options are immediately exercisable and were originally scheduled to expire May 24, 1998, 30 days after the holder ceases to be a director of the Company or one year after his death, whichever occurs first. In November 1997, the term of these options was revised for three years and the exercise price was increased to $8.63 per share. None of these options have been exercised as of December 31, 2000.

Market for Common Stock

         Prior to March 24, 1999, the Company's Common Stock was traded on NASDAQ but was delisted for noncompliance with the minimum bid price requirements of NASDAQ. Effective March 24, 1999, the Company's Common Stock began being quoted on the OTC Bulletin Board.


9.       STOCK-BASED COMPENSATION PLANS

         The Company has three stock option plans, the Employees' Stock Option Plan, the Stock Incentive Plan and the Directors' Stock Option Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 ("FAS 123"), the Company's net loss and loss per share ("EPS") for the years ended December 31, 2000 and 1999 would have been adjusted to the following pro forma amounts:

                                                  2000            1999
                                                  ----            ----
           Net Loss:      As reported         $(3,233,352)    $(39,839,734)
                            Pro forma         $(3,338,649)    $(40,545,062)

           Basic EPS:     As reported         $     (0.19)    $      (3.27)
                            Pro forma         $     (0.19)    $      (3.33)

           Diluted EPS:   As reported         $     (0.19)    $      (3.27)
                            Pro forma         $     (0.19)    $      (3.33)

         The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000 and 1999, respectively: expected volatility of 99% and 88% and risk-free interest rates of 6.5% and 6.0%. An expected life of 5.7 and 5.2 years was used for options granted to the employees and directors, respectively.

         The FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, and accordingly the resulting pro forma compensation cost may not be representative of that to be expected in future years.

         The Directors' Stock Option Plan provides for the grant of 20,000 stock options to each of the non-employee directors along with additional annual grants of stock options upon re-election as directors at the Company's annual meeting. Currently there are 71,000 stock options outstanding under the Directors' Stock Option Plan. Also, on January 15, 1992, the Board of Directors approved the grant of 577,248 stock options under the Employees' Stock Option Plan. All of the previously outstanding options were canceled upon the effectiveness of the new options. On August 10, 1994, the Board of Directors increased the available options under the Employees' Stock Option Plan and the Directors' Stock Option Plan to 850,000 options and 150,000 options, respectively. On October 11, 1995, the Board of Directors elected to discontinue grants under the Employees' Stock Option Plan with the adoption of a stock incentive plan covering key employees. The Stock Incentive Plan provides for the grant of a maximum of 750,000 stock options. These options may be qualified or nonqualified. On June 5, 1998, the Company's stockholders elected to increase the available options under the Stock Incentive Plan to 1,250,000 options. As of December 31, 2000, there are 2,603,645 options outstanding under the Stock Incentive Plan. During 2000 the Company's board of directors elected to increase the available options under the Stock Incentive Plan to 4,000,000, subject to stockholder approval. Such approval was received in March 2001. Additional details about the options granted under the stock option plans are as follows:

                                                       --------------------------------------------------
                                                                     At December 31, 2000
                                                       --------------------------------------------------
                                                        Options
                                                       Available
                                Exercise     Options      for        Options       Options     Options
   Date of Grant                 Price       Granted    Exercise    Exercised     Canceled   Outstanding
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
January 15, 1992                $2.94         617,248      17,937      327,625     271,686        17,937
May 22, 1992                    $3.00           2,000          --        1,000       1,000            --
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
   Balances at December 31,
   1992                                       619,248      17,937      328,625     272,686        17,937
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
February 26, 1993               $2.50          10,000          --        2,500       7,500            --
May 27, 1993                    $3.50           2,000          --          500       1,500            --
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
   Balances at December 31,
   1993                                       631,248      17,937      331,625     281,686        17,937
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
July 11, 1994                   $4.38          20,000      20,000           --          --        20,000
August 10, 1994                 $4.25         140,000      19,000        1,000     120,000        19,000
December 15, 1994               $5.88           3,000       2,000           --       1,000         2,000
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
   Balances at December 31,
   1994                                       794,248      58,937      332,625     402,686        58,937
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
February 24, 1995               $4.13         210,000     100,000           --     110,000       100,000
April 12, 1995                  $3.88          10,000      10,000           --          --        10,000
May 26, 1995                    $3.75          40,000      20,000           --      20,000        20,000
August 16, 1995                 $8.38         100,000     100,000           --          --       100,000
August 31, 1995                 $6.88         127,508      40,200           --      87,308        40,200
October 11, 1995                $6.94          35,000      35,000           --          --        35,000
December 19, 1995               $5.50           3,000       2,000           --       1,000         2,000
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
   Balances at December 31,
   1995                                     1,319,756     366,137      332,625     620,994       366,137
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
February 22, 1996               $9.75         178,810      70,240           --     108,570        70,240
May 29, 1996                    $17.00          3,000       2,000           --       1,000         2,000
May 30, 1996                    $16.13         75,000          --           --      75,000            --
July 22, 1996                   $11.13         50,000          --           --      50,000            --
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
   Balances at December 31,
   1996                                     1,626,566     438,377      332,625     855,564       438,377
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
February 10, 1997               $7.125        182,405      55,432           --     108,500        73,905
April 1, 1997                   $5.50          55,000      41,250           --          --        55,000
May 1, 1997                     $5.00           3,000       1,500           --       1,000         2,000
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
   Balances at December 31,
   1997                                     1,866,971     536,559      332,625     965,064       569,282
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
February 23, 1998               $2.9375       172,000      59,750           --      52,500       119,500
June 5, 1998                    $2.50           3,000       1,000           --       1,000         2,000
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
   Balances at December 31,
   1998                                     2,041,971     597,309      332,625   1,018,564       690,782
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
June 18, 1999                   $2.50           2,000         500           --          --         2,000
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
   Balances at December 31,
   1999                                     2,043,971     597,809      332,625   1,018,564       692,782
------------------------------- ---------- ----------- ----------- ------------ ----------- -------------
September 27, 2000              $0.20       2,250,000          --           --          --     2,250,000
=============================== ========== =========== =========== ============ =========== =============
   Balances at December 31,
   2000                                     4,293,971     597,809      332,625   1,018,564     2,942,782
=============================== ========== =========== =========== ============ =========== =============


         The exercise price for the options granted under the stock option plans has been the approximate market price of the common stock on the date granted. The terms of the options provide that no options may be exercised for one year after grant, and then for ratable exercise over the subsequent four-year period, with a total exercisable period of ten years.

         The exercise price for the options granted under the Stock Incentive Plan has been the approximate market price of the common stock on the date granted. The terms of the options are determined by the Board of Directors upon grant; however, no options may be exercised after a period of ten years. The weighted average fair value of options granted in 2000 and 1999 were $0.15 and $0.19, respectively.

10.      FEDERAL INCOME TAXES

         The deferred federal income tax liability (asset) consists of the following:

                                                      December 31,
                                            -------------------------------
                                                2000                1999
                                            ------------       ------------
Depletion and impairment charges
for books in excess of tax                  $(10,396,000)      $(10,897,000)

Accelerated depreciation                         114,000            108,000

Restoration reserves                          (1,517,000)        (1,780,000)

Valuation allowance and other - net           11,799,000         12,569,000
                                            ------------       ------------
     Total deferred income tax liability    $          0                  0
                                            ============       ============


Major items causing the Company's tax provision to differ from the federal statutory rate of 34% were:

                                For the Twelve Months Ended December 31,
                                    2000                        1999
                           -----------------------    ------------------------
                                             % of                        % of
                                            Pretax                      Pretax
                              Amount        Income       Amount         Income
                           -----------      ------    ------------      ------
Pretax loss                $(3,233,352)               $(40,103,544)
                           ------------     ------    ------------      ------
Pretax loss times
  statutory tax rate        (1,099,000)      (34%)     (13,635,000)      (34%)

Effect on taxes
  resulting from:
Depletion & impairment       1,099,000        34%       13,635,000        34%
Alternative minimum tax              0         0%         (263,810)     (0.7%)
                           -----------      ------    ------------      ------
Income tax benefit                   0         0%         (263,810)     (0.7%)
                           ===========      ======    ============      ======


         The Company's net operating loss carryforwards generated in 2000 and in prior years have generally been valued, net of valuation allowance, at Alternative Minimum Tax ("AMT") rates imposed by the 1986 Tax Reform Act ("the 86 ACT"). It is assumed that these deferred tax assets will be realized at such rates.

         At December 31, 2000, approximately $45,418,000 of percentage depletion (available for regular tax purposes) had not been utilized to shelter book income and is available to carry forward to future accounting periods. The Company received refunds of $1,115 and $3,348 from prior year's federal income payments in 2000 and 1999, respectively.

         The Company also has available for regular federal income tax purposes at December 31, 2000 estimated net operating loss (NOL) carryforwards of approximately $36,793,000 which expire primarily in 2004 through 2020, if not previously utilized. Following the sale of stock in 2001 described in Note 2, use of the Company's NOL will be severely limited on an annual and aggregate basis. For this reason, the NOL is not included as a deferred tax asset in the table above.

11.      OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS

Other long-term liabilities and deferred credits on the balance sheet consisted of:

                                                             December 31,
                                                        -----------------------
                                                           2000         1999
                                                        ----------   ----------
Reserve for future restoration and reclamation costs,
   net of current portion of $83,000 in
   2000 and 1999 (Note 1)                               $4,270,655   $5,054,497
Long-term accounts and interest payable                      3,696      811,943
Royalties payable                                          500,000      500,000
Deferred compensation                                      236,280      108,240

                                                        -----------  -----------
                                                        $5,010,631   $6,474,680
                                                        ===========  ===========

12.      COMMITMENTS AND CONTINGENCIES

         The Company's mining operations are subject to federal and state regulations for the protection of the environment, including water quality. These laws are constantly changing and generally becoming more restrictive. The ongoing costs of complying with such regulations have not been significant to the Company's annual operating costs. Future mine closure and reclamation costs are provided for as each pound of uranium is produced on a unit-of-production basis. The Company reviews its reclamation obligations each year and determines the appropriate unit charge. The Company also evaluates the status of current environmental laws and their potential impact on their accrual for costs. The Company believes its operations are in compliance with current environmental regulations.

         The Company is from time to time involved in various legal proceedings of a character normally incident to its business. Management does not believe that adverse decisions in any pending or threatened proceedings will have a material adverse effect on the Company's financial condition or results of operations.


13.      DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure about the fair value of financial instruments. The Company is unable to assess the fair value of its debt instrument at December 31, 2000 due to the Company's financial position and its inability to secure comparable financing.

14.      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                      2000 Quarters (In thousands)
                                                  1st             2nd               3rd            4th             Total
                                                -------         -------           -------        --------        --------
Net Sales                                       $ 1,082         $     0           $     0        $      0        $  1,082
Gross margin                                       (411)           (383)             (253)         (1,043)         (2,090)
Net income (loss)                                  (843)           (599)             (580)         (1,211)         (3,233)
Net income (loss) per common share:
    Basic and diluted                             (0.06)          (0.04)            (0.03)          (0.06)          (0.19)
Weighted average common shares
 outstanding:
    Basic and diluted                            13,556          14,520            18,452          22,740          17,335



                                                                      1999 Quarters (In thousands)
                                                  1st             2nd               3rd            4th             Total
                                                -------         -------           -------        --------        --------
Net Sales                                       $     2         $ 1,036           $ 4,418        $  3,089        $  8,545
Gross margin                                       (491)           (721)            1,356         (38,568)        (38,424)
Net income (loss)                                  (786)         (1,141)              952         (38,865)        (39,840)
Net income (loss) per common share:
    Basic and diluted                             (0.07)          (0.09)             0.08           (3.19)          (3.27)
Weighted average common shares
 outstanding:
    Basic and diluted                            12,053          12,055            12,257          12,341          12,178

                             URANIUM RESOURCES, INC.
                             -----------------------

                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2001
                                  -------------

                                     ASSETS

                                                                 June 30,
                                                              ------------
                                                                   2001
                                                              ------------
                                                               (Unaudited)
Current assets:
   Cash and cash equivalents                                  $  1,351,912
   Receivables, net                                                 10,885
   Materials and supplies inventory                                 67,769
   Prepaid and other current assets                                 21,827
                                                              ------------
        Total current assets                                     1,452,393
                                                              ------------

Property, plant and equipment, at cost:
   Uranium properties                                           99,731,394
   Other property, plant and equipment                             280,241
   Less-accumulated depreciation and depletion                 (99,282,854)
                                                              ------------
        Net property, plant and equipment                          728,781

Long-term investment:
   Certificate of deposit, restricted                            2,133,823
Other assets                                                         4,299
                                                              ------------
                                                              $  4,319,296
                                                              ============



     The accompanying notes to financial statements are an integral part of these consolidated balance sheets.

                             URANIUM RESOURCES, INC.
                             -----------------------

                           CONSOLIDATED BALANCE SHEET
                             JUNE 30, 2001 (NOTE 1)
                             ----------------------

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                                   June 30,
                                                                -------------
                                                                     2001
                                                                -------------
                                                                  (Unaudited)
Current liabilities:
   Accounts payable                                             $      60,109
   Current portion of restoration reserve                              83,000
   Other accrued liabilities                                          158,070
                                                                -------------
        Total current liabilities                                     301,179
                                                                -------------

Other long-term liabilities and deferred credits                    4,313,049

Long-term debt, less current portion                                  585,000

Shareholders' equity:
        Common stock, $0.001 par value, shares authorized:
        2001 - 100,000,000 and 2000 - 35,000,000
        shares issued and outstanding (net of treasury
        shares): 2001 - 48,992,278 and 2000 - 22,740,366               49,145

        Paid-in capital                                            50,299,223
        Retained earnings (accumulated deficit)                   (51,218,882)
        Less:  Treasury stock (152,500 shares), at cost                (9,418)
                                                                -------------
             Total shareholders' deficit                             (879,932)
                                                                -------------
                                                                $   4,319,296
                                                                =============

     The accompanying notes to financial statements are an integral part of these consolidated balance sheets.

                             URANIUM RESOURCES, INC.
                             -----------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (NOTE 1)
                                   (Unaudited)

                                                  Six Months Ended
                                                       June 30,
                                            ----------------------------
                                               2001              2000
                                            ---------        -----------
Revenues:
   Uranium sales -
        Produced uranium                    $      --        $   121,954
        Purchased uranium                          --            815,148
                                            ---------        -----------
          Uranium sales                             0            937,102
Other uranium revenues                             --            144,793
                                            ---------        -----------
               Total revenue                        0          1,081,895
Costs and expenses:
   Cost of uranium sales -
        Direct cost of purchased
         uranium                                   --            799,850
        Royalties                                  --             16,626
        Operating expenses                     22,368            617,179
        Provision for restoration
          and reclamation costs                    --             12,297
        Depreciation and depletion             20,403            155,927
        Writedown of uranium properties       199,434            274,723
                                            ---------        -----------
          Total cost of uranium sales         242,205          1,876,602
                                            ---------        -----------
   Loss from operations
      before corporate expenses              (242,205)          (794,707)
   Corporate expenses -
        General and administrative            618,916            814,279
        Depreciation                            8,898             11,556
                                            ---------        -----------
          Total corporate expenses            627,814            825,835
                                            ---------        -----------
Loss from operations                         (870,019)        (1,620,542)
Other income (expense):
        Interest expense, net of
         capitalized interest                 (36,195)           (53,742)
        Interest and other income, net         60,596            232,102
                                            ---------        -----------
          Total other income                   24,401            178,360
                                            ---------        -----------
Loss before federal income taxes             (845,618)        (1,442,182)
Federal income tax benefit:
   Current                                         --                 --
   Deferred                                        --                 --
                                            ---------        -----------
Net loss                                    $(845,618)       $(1,442,182)
                                            =========        ===========
Net loss per common share and
  common equivalent (basic and diluted)     $   (0.02)       $     (0.10)
                                            =========        ===========
Weighted average common shares and
  common equivalent shares per share
  data

   Basic                                    34,567,992        14,038,017
                                            ==========        ==========
   Diluted                                  34,567,992        14,038,017
                                            ==========        ==========


     The accompanying notes to financial statements are an integral part of these consolidated statements.

                             URANIUM RESOURCES, INC.
                             -----------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (NOTE 1)
                                   (Unaudited)

                                                                               June 30
                                                                     -------------------------------
                                                                         2001              2000
                                                                     -----------       ------------
Cash flows from operations:
   Net loss                                                          $  (845,618)      $(1,442,182)
   Reconciliation of net income to cash provided by operations-
        Provision for restoration and reclamation costs                                     12,297
                                                                              --
        Depreciation and depletion                                        29,301           167,483
        Writedown of uranium properties                                  199,434           274,723
        Credit for deferred income taxes
                                                                              --                --
        Decrease in restoration and reclamation accrual                 (765,124)          (86,738)
        Other non-cash items, net                                         83,661            80,625
                                                                     -----------       -----------
Cash flow used in operations, before changes in
   operating working capital items
                                                                      (1,298,346)         (993,792)
Effect of changes in operating working capital items-
   Decrease in receivables                                                 9,998         1,074,907
   Decrease in inventories                                                 1,829            47,688
   (Increase) decrease in prepaid and other current assets                (1,915)              911
   Increase (decrease) in payables and accrued liabilities              (182,285)          127,658
                                                                     -----------       -----------
Net cash provided by (used in) operations                             (1,470,719)          257,372
                                                                     -----------       -----------
Investing activities:
   Decrease in investments                                               725,072                --
   (Additions to) proceeds from  property, plant and equipment -
        Kingsville Dome                                                  (44,196)          113,445
        Rosita                                                           (35,646)          (36,315)
        Vasquez                                                          (51,041)          (38,756)
        Churchrock                                                       (20,839)          (65,633)
        Crownpoint                                                       (39,304)          355,096
        Other property                                                    (8,355)           (3,075)
                                                                     -----------       -----------
Net cash provided by investing activities                                525,691           324,762
                                                                     -----------       -----------
Financing activities:
   Payments and refinancings of principal                                   (581)         (578,971)
   Proceeds from borrowings                                              250,000                --
   Issuance of common stock and warrants, net                          1,834,998                --
                                                                     -----------       -----------
Net cash provided (used in) financing activities                       2,084,417          (578,971)
                                                                     -----------       -----------
Net increase in cash and cash equivalents                              1,139,389             3,163
Cash and cash equivalents, beginning of period                           212,523           493,567
                                                                     -----------       -----------
Cash and cash equivalents, end of period                             $ 1,351,912       $   496,730
                                                                     ===========       ===========


     The accompanying notes to financial statements are an integral part of these consolidated statements.

--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying statements should be read in conjunction with the audited financial statements included in the Company's 2000 Annual Report on Form 10-KA. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the full calendar year ending December 31, 2001.


2.       FUTURE OPERATIONS

         The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because uranium prices were depressed to a level below the cost of production, the Company ceased production activities in 1999 at both of its two producing properties. In 1999 and the first quarter of 2000 the Company monetized all of its remaining long-term uranium sales contracts and sold certain of its property and equipment to maintain a positive cash position. The market price of uranium continues to be below the Company's cost to produce uranium and the price needed to obtain the necessary financing to allow development of new production areas at the Company's South Texas sites.

         During 2000, the Company sought to raise funds to permit it to continue operations until such time uranium prices increase to a level that will permit the Company to resume mining operations. In August 2000 and April 2001 the Company completed two private placements raising an aggregate of $2,835,000 through the issuance of 33,562,500 shares of common stock and warrants expiring in August 2005 to purchase an additional 5,625,000 shares of Common Stock. As adjusted for the April offering, the exercise price of the warrants is $0.14 per share. The funds raised in the private placements are to be used to fund the non-restoration overhead costs of the Company. The shares issued in the private placements represent approximately 69% of the outstanding Common Stock of the Company. The completion of the private placements resulted in a significant dilution of the current stockholders' equity in the Company.

         In addition, in October 2000, the Company finalized an agreement with Texas regulatory authorities and the Company's bonding company that provided the Company access to up to $2.2 million in additional funding. Approximately $1,527,000 has been released to the Company through June 30, 2001 to perform restoration at the Company's Kingsville Dome and Rosita mine sites in South Texas. The term of the restoration agreement runs through the end of 2001.

         Assuming that the Company is able to continue funding its restoration of the Kingsville Dome and Rosita mine sites through extensions to its agreement with Texas regulatory authorities and the Company's bonding company, the Company estimates it will have the funds to remain operating into approximately mid to late 2002. Additional funds will be required for the Company to continue operating after that date. The Company's current agreement with the Texas regulatory authorities and its bonding company extends through 2001. The Company cannot guarantee that it will be able to extend such agreement beyond 2001, or that any extension of the agreement that is negotiated will contain the same terms and conditions.

         The Company would require additional capital resources to fund the development of its undeveloped properties. There is no assurance the Company will be successful in raising such capital or that uranium prices will recover to levels which would enable the Company to operate profitably. These factors, raise substantial doubt concerning the ability of the Company to continue as a going concern.

3.       DEBT/SHAREHOLDERS' EQUITY

Increase in Authorized Shares

         In March 2001 the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the "Common Stock"), from 35,000,000 to 100,000,000. Stockholders also approved an amendment to the Company's 1995 Stock Incentive Plan (the "1995 Plan") to increase the number of shares of the Company's Common Stock eligible for issuance under the 1995 Plan from 1,250,000 shares to 4,000,000 shares.

Market for Common Stock

         Effective March 24, 1999, the Company's Common Stock began being quoted on the OTC Bulletin Board. On November 14, 2000 the Company became ineligible for trading on the OTC Bulletin Board. The Company's non-compliance resulted from the filing of its Annual Report on Form 10-K for 1999 with unaudited financial statements. Beginning with trading on November 14, 2000, the Company's common stock has traded on the Pink Sheets.

Settlement of Regulatory Counsel Indebtedness

         The Company reached a compromise in August 2000 with its regulatory counsel settling an outstanding indebtedness of approximately $566,000 for a payment of $100,000 in cash, the assignment of certain claims, the issuance of 720,000 shares of Common Stock and an agreement to issue up to an additional 200,000 shares upon the occurrence of certain events. In January 2001 the Company issued 189,000 shares of Common Stock in final settlement of this agreement.

Short Term Debt

         On January 31, 2001 the Company obtained a $250,000 loan by issuing demand notes to private investors. Principal on the notes was due upon demand by the noteholders, and interest was due and payable on the first day of every May, August, November and February at the rate of 11% per annum. Holders of the notes had the right, but not the obligation, to purchase Common Stock or other equity securities offered by the Company in any subsequent private placements by paying for such purchase by forgiving unpaid interest and/or principal due and unpaid on the notes at $0.08 per share. The $250,000 in principal under the demand notes was converted on April 11, 2001 into 3,125,000 shares of common stock of the Company in connection with an equity transaction which raised an additional $1.835 million capital. Interest on the demand notes of approximately $5,400 was paid in cash at the closing of the equity transaction.

Equity Infusion

         In April 2001, the Company raised an additional $1,835,000 of equity by the issuance of 26,062,500 million shares of Common Stock at $0.08 per share to a group of private investors pursuant to a Common Stock Purchase Agreement. Included in the issuance was the conversion of the $250,000 loan entered into on January 30, 2001 with the holders of the demand notes. Under that Agreement the Company will file a Registration Statement with the Securities and Exchange Commission registering for resale the shares issued pursuant to the Stock Purchase Agreement and the shares issued and issuable upon the exercise of warrants issued in the August 2000 private placement.

Stock Option Grants

         Employee Option Grant

         In February 2001, the Company granted certain key employees stock options under the Company's Employees' Stock Option Plan to acquire a total of 475,500 shares of Common Stock at $0.19 per share, the fair market value of the Company's stock on the date of the grant. One-third of the options were exercisable upon their grant with the remaining options vesting one-third in February 2002 and one-third in February 2003. The options are exercisable for a period of ten years from the date of grant.

         New Director Grant

         On June 19, 2001, the Company appointed a new member to the Company's Board of Directors. Mr. Rudolf J. Mueller was appointed as a Board Member and also as a member of the Company's Audit committee. In connection with his appointment Mr. Mueller was granted 20,000 options under the Company's Directors Stock Option Plan to purchase the Company's common stock at $0.22 per share, the fair market value of the common stock on the date of the grant. The options vest ratably over a four year period and may be exercised within ten years of the date of the grant.

         Directors Stock Option Grants

         In 1995, the Company granted options to certain directors of URI, to purchase 100,000 shares of the Company's common stock at an exercise price of $4.50 per share and 100,000 shares of the Company's common stock at an exercise price of $8.38 per share. All such options were immediately exercisable and were originally scheduled to expire in 1998. In 1997, the term of these options was revised for three years and the exercise price was increased by $0.25 per share. All of these options expired unexercised in May 2001.

         On June 19, 2001, the Company granted options to each of the three non-employee directors of URI, to purchase 100,000 shares of the Company's common stock at an exercise price of $0.22 per share, the fair market value of a share of common stock on the date of grant. Such options are immediately exercisable and may be exercised within ten years of the date of the grant.


Capitalized Interest

         Interest capitalized in the six months ended June 30, 2001 and 2000 was $0 and $61,000, respectively. Total interest costs in these periods were $36,000 and $115,000, respectively.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

         The Bylaws of the Company provide for the broad indemnification by the directors and officers of the Company and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. The Company also has entered into indemnification contracts with its directors and officers.

         The Company maintains a policy of directors and officers liability insurance which reimburses the Company for expenses which it may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where the Company is unable to do so.

Item 25.  Other Expenses of Issuance and Distribution.

   ---------------------------------------------------------------------------
   Securities and Exchange Commission registration fee
   ---------------------------------------------------------------------------
   Legal fees and expense                                             *$25,000
   Accounting fees and expenses                                       *$ 3,000
   ---------------------------------------------------------------------------
   Total                                                              *$28,000
   ---------------------------------------------------------------------------
   *  Estimated
   ---------------------------------------------------------------------------

Item 26. Recent Sales of Unregistered Securities

         In 1999, we issued 288,263 shares of common stock to certain officers and directors of the Company in connection with the Uranium Resources, Inc. 1999 Deferred Compensation Plan in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder.

         In August 2000 and January 2001 we issued 720,000 and 189,412 shares of Common Stock respectively to our regulatory counsel settling an outstanding indebtedness in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder.

         In 2000, we issued 67,598 shares of common stock to certain directors of the Company in connection with the Plan in satisfaction of compensation deferred by those individuals in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder.

         In February 2000 the Company issued 2,111,478 shares of common stock to two institutions in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder in exchange for the cancellation of indebtedness of $6 million plus accrued interest.

          In August 2000, we sold 7.5 million shares of Common Stock at $0.10 per share in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder to a group of private investors. The investors were also issued five-year warrants to purchase an aggregate of 5,625,000 shares of Common Stock with an initial exercise price of $0.20 per share (currently $0.14 per share).

         In April 2001, we sold 29,187,500 shares of common stock at $0.08 per share in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder to a group of private investors.

Item 27. Exhibits

Exhibit
Number                                        Description

 3.1** Restated Certificate of Incorporation of the Company, as amended (filed with the Company's Annual Report on Form 10-K dated March 27, 1997).

 3.1.1* Certificate Amendment to the Certificate of Incorporation dated June 22, 1999 (filed with the Company's Quarterly Report on Form 10-Q dated August 12, 1999).

 3.1.2* Certificate Amendment to the Certificate of Incorporation dated March 23, 2001 (filed with the Company's Annual Report on Form 10-KA dated July 26, 2001).

 3.2* Restated Bylaws of the Company (filed with the Company's Form S-3 Registration No. 333-17875 on December 16, 1996).

 4.1* Common Stock Purchase Agreement dated February 28, 2001 between the Company and Purchasers of the Common Stock of the Company (filed with the Company's Annual Report on Form 10-KA dated July 26, 2001).

 5.1           Opinion of Baker & Hostetler, counsel to the Company.

10.1* Amended and Restated Directors Stock Option Plan (filed with the Company's Form S-8 Registration No. 333-00349 on January 22,
               1996).

10.2* Amended and Restated Employee's Stock Option Plan (filed with the Company's Form S-8 Registration No. 333-00403 on January 22, 1996).

----------
* Not filed herewith. Incorporated by reference pursuant to Rule 12b-32 under the Securities and Exchange.

Exhibit
Number                                        Description

10.3           Amended and Restated 1995 Stock Incentive Plan.

10.4* Non-Qualified Stock Option Agreement dated June 19, 2000 between the Company and Leland O. Erdahl (filed with the Company's 10-QSB dated August 13, 2001).

10.5* Non-Qualified Stock Option Agreement dated June 19, 2000 between the Company and George R. Ireland (filed with the Company's 10-QSB dated August 13, 2001).

               Non-Qualified Stock Option Agreement dated June 19, 2000 between the Company and Rudolf J. Mueller (filed with the Company's 10-QSB dated August 13, 2001).

10.6* Summary of Supplemental Health Care Plan (filed with Amendment No. 1 to the Company's Form S-1 Registration Statement (File No. 33-32754) as filed with the Securities and Exchange Commission on February 20, 1990).

10.9* License to Explore and Option to Purchase dated March 25, 1997 between Santa Fe Pacific Gold Corporation and Uranco, Inc. (filed with the Company's Annual Report on Form 10-K dated March 27,
               1997).(1) [what's this]

10.12* Compensation Agreement dated June 2, 1997 between the Company and Paul K. Willmott (filed with the Company's Annual Report on Form 10-K dated March 27, 1998).

10.13* Compensation Agreement dated June 2, 1997 between the Company and Richard A. Van Horn (filed with the Company's Annual Report on Form 10-K dated March 27, 1998).

10.14* Compensation Agreement dated June 2, 1997 between the Company and Thomas H. Ehrlich (filed with the Company's Annual Report on Form 10-K dated March 27, 1998).

10.15* Compensation Agreement dated June 2, 1997 between the Company and Mark S. Pelizza (filed with the Company's Annual Report on Form 10-K dated March 27, 1998).

10.16* Uranium Resources, Inc. 1999 Deferred Compensation Plan (filed with the Company's Annual Report on Form 10-K dated March 31,
               1999).

10.18* Kingsville Dome and Rosita Mines Agreement dated October 11, 2000 between the Company, the Texas Natural Resources Conservation Commission, the Texas Department of Health and the United States Fidelity & Guaranty Company (filed with the Company's Annual Report on Form 10-KA dated July 26, 2001).

16*            Letter on change in certifying accountant.

21             List of subsidiaries.

----------
* Not filed herewith. Incorporated by reference pursuant to Rule 12b-32 under the Securities and Exchange.

Exhibit
Number                                        Description

23.1           Consent of Independent Public Accountants.

23.2           Consent of Baker & Hostetler (included in Exhibit 5.1).

24.1 Power of Attorney (included on page II-5 of this Registration Statement).


Item 28. Undertakings.

         The undersigned registrant hereby undertakes:

                  (1) to file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this Registration Statement:

                           (i) to include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933 (the "Securities Act"), unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and incorporated herein by reference;

                           (ii) to reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless the information required to be included in such post-effective amendment is co in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act and incorporated herein by reference;

                           (iii) to include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                  (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-B-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, as of this 8th day of November, 2001.


                                       URANIUM RESOURCES, INC.


                                       By: /s/ Paul K. Willmott
                                           -------------------------------------
                                           President


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.


        Signature                      Title                          Date
        ---------                      -----                          ----

/s/ Paul K. Willmott       Chief Executive Officer,            November 8, 2001
---------------------       President and Director
Paul K. Willmott            (Principal Executive Officer)


/s/ Thomas H. Ehrlich      Chief Financial Officer             November 8, 2001
----------------------      (Chief Financial and Accounting
Thomas H. Ehrlich           Officer)


/s/ Leland O. Erdahl       Director                            November 8, 2001
---------------------
Leland O. Erdahl


/s/ George R. Ireland      Director                            November 8, 2001
----------------------
George R. Ireland


/s/ Rudolf J. Mueller      Director                            November 8, 2001
----------------------
Rudolf J. Mueller

                                POWER OF ATTORNEY

         Each of the undersigned officers and directors of Uranium Resources, Inc. hereby appoints Paul K. Willmott, as attorney and agent for the undersigned, with full power of substitution, for and in the name, place, and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this Registration Statement and any and all applications, instruments or documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.

       Signature                        Title                          Date
       ---------                        -----                          ----

/s/ Paul K. Willmott        Chief Executive Officer,            November 8, 2001
---------------------        President and Director
Paul K. Willmott             (Principal Executive Officer)


/s/ Thomas H. Ehrlich       Chief Financial Officer             November 8, 2001
----------------------       (Chief Financial and Accounting
Thomas H. Ehrlich            Officer)


/s/ Leland O. Erdahl        Director                            November 8, 2001
---------------------
Leland O. Erdahl


/s/ George R. Ireland       Director                            November 8, 2001
----------------------
George R. Ireland


/s/ Rudolf J. Mueller       Director                            November 8, 2001
----------------------
Rudolf J. Mueller

                                  EXHIBIT INDEX

Exhibit
Number                                    Description

 3.1** Restated Certificate of Incorporation of the Company, as amended (filed with the Company's Annual Report on Form 10-K dated March 27, 1997).

 3.1.1* Certificate Amendment to the Certificate of Incorporation dated June 22, 1999 (filed with the Company's Quarterly Report on Form 10-Q dated August 12, 1999).

 3.1.2* Certificate Amendment to the Certificate of Incorporation dated March 23, 2001 (filed with the Company's Annual Report on Form 10-KA dated July 26, 2001).

 3.2* Restated Bylaws of the Company (filed with the Company's Form S-3 Registration No. 333-17875 on December 16, 1996).

 4.1* Common Stock Purchase Agreement dated February 28, 2001 between the Company and Purchasers of the Common Stock of the Company (filed with the Company's Annual Report on Form 10-KA dated July 26, 2001).

 5.1           Opinion of Baker & Hostetler, counsel to the Company.

10.1* Amended and Restated Directors Stock Option Plan (filed with the Company's Form S-8 Registration No. 333-00349 on January 22,
               1996).

10.2* Amended and Restated Employee's Stock Option Plan (filed with the Company's Form S-8 Registration No. 333-00403 on January 22,
               1996).

10.3           Amended and Restated 1995 Stock Incentive Plan.

10.4* Non-Qualified Stock Option Agreement dated June 19, 2000 between the Company and Leland O. Erdahl (filed with the Company's 10-QSB dated August 13, 2001).

10.5* Non-Qualified Stock Option Agreement dated June 19, 2000 between the Company and George R. Ireland (filed with the Company's 10-QSB dated August 13, 2001).

               Non-Qualified Stock Option Agreement dated June 19, 2000 between the Company and Rudolf J. Mueller (filed with the Company's 10-QSB dated August 13, 2001).

10.6* Summary of Supplemental Health Care Plan (filed with Amendment No. 1 to the Company's Form S-1 Registration Statement (File No. 33-32754) as filed with the Securities and Exchange Commission on February 20, 1990).

10.9* License to Explore and Option to Purchase dated March 25, 1997 between Santa Fe Pacific Gold Corporation and Uranco, Inc. (filed with the Company's Annual Report on Form 10-K dated March 27,
               1997).

10.12* Compensation Agreement dated June 2, 1997 between the Company and Paul K.

----------
* Not filed herewith. Incorporated by reference pursuant to Rule 12b-32 under the Securities and Exchange.

Exhibit
Number                                    Description

               Willmott (filed with the Company's Annual Report on Form 10-K dated March 27, 1998).

10.13* Compensation Agreement dated June 2, 1997 between the Company and Richard A. Van Horn (filed with the Company's Annual Report on Form 10-K dated March 27, 1998).

10.14* Compensation Agreement dated June 2, 1997 between the Company and Thomas H. Ehrlich (filed with the Company's Annual Report on Form 10-K dated March 27, 1998).

10.15* Compensation Agreement dated June 2, 1997 between the Company and Mark S. Pelizza (filed with the Company's Annual Report on Form 10-K dated March 27, 1998).

10.16* Uranium Resources, Inc. 1999 Deferred Compensation Plan (filed with the Company's Annual Report on Form 10-K dated March 31,
               1999).

10.18* Kingsville Dome and Rosita Mines Agreement dated October 11, 2000 between the Company, the Texas Natural Resources Conservation Commission, the Texas Department of Health and the United States Fidelity & Guaranty Company (filed with the Company's Annual Report on Form 10-KA dated July 26, 2001).

16* Letter on change in certifying accountant (filed with the Company's Current Report on Form 8-K dated February 21, 2001).

21             List of subsidiaries.

23.1           Consent of Independent Public Accountants.

23.2           Consent of Baker & Hostetler (included in Exhibit 5.1).

24.1           Power of Attorney (included on page II-5 of this Registration
               Statement).

----------
* Not filed herewith. Incorporated by reference pursuant to Rule 12b-32 under the Securities and Exchange.


                                      E-2